                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                -----------------------------------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                             INTEGRITY HOLDINGS, LTD
                -----------------------------------------------
              (Exact name of Small Business Issuers in Its Charter)


NEVADA                                                          84-1424647
--------------------------------------------                   ----------------
(State or other jurisdiction of                                 (I.R.S. Employer
 incorporation or organization)                           Identification Number)

Camden Lock, Dublin 4, Ireland
--------------------------------------------                   ----------------
(Address of principal executive offices)                              (Zip code)


                                001-3531-667-7727
                -----------------------------------------------
                           (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

         Title of Each Class              Name of Each Exchange on Which
         to be so Registered              Each Class is to be Registered
         -------------------              ------------------------------
              n/a                              n/a

Securities registered under Section 12(g) of the Exchange Act:

                         Common Equity, Par Value $.001
                -----------------------------------------------
                                (Title of Class)

                            INTEGRITY HOLDINGS, LTD.
                                   FORM 10-SB
                                TABLE OF CONTENTS

NO.               TITLE                                                                                    PAGE NO.
---               -----                                                                                    --------
                                                      PART I

Item 1.           Description of Business.........................................................................3
Item 2.           Management's Discussion and Analysis or Plan of Operations.....................................18
Item 3.           Description of Property........................................................................23
Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management.....................................................................................24
Item 5.           Directors, Executive Officers, Promoters and Control Persons;..................................25
Item 6.           Executive Compensation.........................................................................27
Item 7.           Certain Relationships and Related Transactions.................................................28
Item 8.           Description of Securities......................................................................28

                                                      PART II

Item 1.           Market Price of and Dividends on the Registrant's Common
                  Equity and Other Shareholder Matters...........................................................29
Item 2.           Legal Proceedings..............................................................................29
Item 3.           Changes in and Disagreements with Accountants..................................................30
Item 4.           Recent Sales of Unregistered Securities........................................................30
Item 5.           Indemnification of Directors and Officers......................................................31

                                                     PART F/S

                  Financial Statements...........................................................................32

                                                     PART III

Item 1.           Index to Exhibits..............................................................................32
Item 2.           Description of Exhibits........................................................................33
                  Signatures.....................................................................................34

                                                     - 2 -

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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

         Integrity Holdings Limited ("Integrity" or the "Registrant") was incorporated under the laws of the State of Nevada on July 27, 1977 with the name of Culver City Studio Records, Inc.

         The Registrant had been in the development stage since its inception and had been engaged in the activity of developing mining properties until 1980 after which the Registrant was inactive. The Registrant came out of its development stage in 1998 with its acquisition of the Wyse Group PLC.

         On December 9, 1997, the Registrant changed its name to Birds Eye, Inc. At this stage the Registrant was still inactive.

         On July 13, 1998, 10,000,000 shares were issued to the founders of Integrity for $0.01 per share and share options for 6,279,500 shares with an exercise price of $1.00 per share were also granted to the founders in order to raise capital.

         On July 13, 1998, the Registrant changed its name to Integrity Holdings, Ltd. The Registrant is now a holding company and operates solely through its wholly owned subsidiaries. The Registrant operates in the computer and information technology sector providing software, consulting, web technologies, networking solutions, hardware supplies and maintenance and financial services to various industrial sectors in international markets. The Registrant currently owns software in general accounting, credit union, veterinary, clearing management, veterinary practice management software and print and packaging. The Registrant is also involved in the provision of financial services to its user base. The Registrant maintains its principal place of business at Integrity House, Camden Lock, South Dock Road, Dublin 4, Ireland.

         The Registrant has currently five (5) subsidiaries operating offering products and services to the following sectors: print and packing, credit unions, veterinary, veterinary practice management and cleaning management.


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         The Registrant is involved in an ongoing program of seeking additional acquisition opportunities that fall within the profile of owning it's own mission critical software having large user bases and significant recurring income. The Registrant will also seek acquisitions which will have synergies with the Registrant's other subsidiaries and operations.

         As the Registrant acquires more software businesses, it intends to take full advantage of the ten percent (10%) rate of corporation tax by locating, where possible, the software development work in Ireland.

         During the past twelve (12) months the Registrant has made five (5) major acquisitions. As a result of these acquisitions, the total revenues of the Registrant have grown to $10,403,131 for the twelve (12) months to December 31, 1998.

         The Registrant owns all of the issued and outstanding stock of the Wyse Group PLC. ("Wyse"), Saracen Computer Systems Limited ("Saracen"), Information Support Limited ("ISL") and the Premier Computer Group ("Premier").

         The Registrant and its subsidiaries employ a total of 178 employees of which 170 are full time. These are employed in the following areas:

          AREA                                    NUMBER

          1.  Sales                               68
          2.  Administration                      30
          3.  Engineering and Support             50
          4.  R & D                               30

         The Registrant's common stock is publicly traded on the OTC Bulletin Board under the symbol INTY.

         The financial statements have been prepared on the basis that The Wyse Group PLC. is the predecessor entity (the only entity with operations at the time of its acquisition on July 13, 1998). As such, the balance sheet as at December 31, 1997 is that of The Wyse Group PLC. The statement of operations for the years ended December 31, 1996,1997 and period to June 30, 1998 are the operating results of The Wyse Group PLC.

         The accompanying consolidated balance sheet as at December 31, 1998 and consolidated statements of operations for the period ended December 31, 1998 include the accounts of Integrity Holdings, Ltd. and each of it's wholly owned subsidiaries. Inter-company transactions have

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

been eliminated. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

         RECENT DEVELOPMENTS

         Beginning in July 1998, the Registrant has made five (5) major acquisitions of businesses via share purchases or share exchanges or the purchase of business assets. They include:

         SHARE PURCHASE/EXCHANGE

                                            BUSINESS ACTIVITY AT                                 EFFECTIVE DATE
         NAME AND LOCATION                  THE TIME OF ACQUISITION                              OF ACQUISITION
         -----------------                  -----------------------                              --------------
     1.  The Wyse Group PLC.                Computer and Information                             July 13, 1998
         United Kingdom                     Technology Leasing
                                            Brokerage

     2.  Saracen Computer                   Software applications                                October 3, 1998
         Systems Limited                    for industrial cleaning
         United Kingdom                     management

     3.  Information Support                Computer Maintenance                                 October 12, 1998
         Limited                            and networking services
         United Kingdom

     4.  Premier Computer                   Software applications for                            December 23, 1998
         Group Limited                      credit unions, veterinary
         Ireland                            and print and packaging
                                            sectors

         PURCHASE OF                        BUSINESS ACTIVITY AT                                 EFFECTIVE DATE
         BUSINESS ASSETS                    THE TIME OF ACQUISITION                              OF ACQUISITION
         ---------------                    -----------------------                              --------------

      1. Axon Veterinary                    Customer base and                                    March 26, 1999
         Limited                            software for the
         Scotland                           veterinary industry

         On July 13, 1998, the Registrant made a share exchange of 100% of the issued and outstanding shares of The Wyse Group PLC. ("Wyse PLC."), a computer leasing brokerage company with four offices in the UK. Wyse has been operating profitably in the UK since 1989 and has over 4,000 customers. Wyse was established in 1989 and since then has grown to be a market leader in office and technology finance a total 183,375 shares were issued to acquire 100% of the issued and outstanding shares of The Wyse Group Limited.

         On October 3, 1998, the Registrant acquired via a combination of a cash payment and the issuance of Integrity common stock for all of the issued and outstanding shares of Saracen. The purchase price for Saracen was $1,485,000 cash and 10,562 shares of restricted common stock. The Registrant financed the acquisition of Saracen by way of a private placement of its shares.

         Saracen has been operating profitably in the UK since 1984, and has over 100 customers. Saracen is engaged in the design and supply of management information systems in the cleaning management industry.

         On October 12, 1998, the Registrant acquired for cash all of the issued and outstanding shares of ISL, a major computer support services business based in Wokingham, England with regional support centers throughout the UK. The total consideration paid for ISL was $561,000. The Registrant financed this acquisition with the funds raised in it's private placement.

         ISL has been operating profitably in the UK since 1991 and has over 4,000 customers. The Registrant is engaged in providing maintenance services and networking solutions to industry. ISL is one of the largest resellers of Acer computer systems in the United Kingdom.

         On December 23, 1998, the Registrant acquired via a combination of cash payment and the issuance of Integrity common stock, all of the issued and outstanding shares of Premier. The consideration paid for Premier was $1,227,620 in cash and 147,672 of the Registrant restricted common stock.

         The gross revenues in Premier for the year to December 31, 1998 were in excess of US $7.5 million. The cost of the acquisition was financed with funds raised from the sale of the Registrant's stock and cash generated from operations. Premier provides software services to the Credit Union, printing and packaging and veterinary management sectors. Premier owns the intellectual property rights to the software it provides to these customers.

         On March 26, 1999, after the end of the reporting period, Progress Systems Limited (a wholly owned subsidiary of the Premier Computer Group which is a wholly owned subsidiary of the Registrant) purchased the customer base and software rights to five different software products from

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Axon Veterinary Limited ("Axon"). Axon supplied software and related information technology services to the veterinary practices in the United Kingdom and Ireland. Axon has in excess of 800 customers. The consideration for Axon was $445,500 in cash. The acquisition was funded from cash generated from operations.

         MAJOR OPERATING SUBSIDIARIES

         THE WYSE GROUP PLC.

         Wyse is a United Kingdom leasing brokerage business specializing in lease brokerage to the information technology industry. Its main location is in Chesham, England and it has four other regional offices in Northampton, Sheffield and Somerset all in the United Kingdom.

         Wyse is a lease brokerage firm in the UK with over 4,000 current clients. It has major alliances with large finance houses throughout the UK providing it with the ability to broker leasing deals, which give the best advantage to the customer as well as ensure that Wyse is a profitable organization.

         The inclusion of Wyse as part of the Registrant's group has major benefits as it allows the other companies within the Group to provide a financial solution to its clients as well as the information technology solution. This ensures that the group gains from not only the sale of the information technology solution, but also the financial solution.

         Wyse's main competition in the United Kingdom is the larger financial institutions that provide leasing services directly to the client. Some of these competitors may have greater financial, technical and/or marketing resources than Wyse and could at some stage in the future pose a significant competitive threat. Wyse competes on the basis of its high quality service, excellent staff and building of its customer loyalty. Wyse currently employs 26 People of which 24 are full time.

         Wyse is dependent on its well motivated and trained sales teams. Wyse continually invests in training and morale building with its entire staff to ensure they remain competitive and focused. Wyse is currently setting up an office in Dublin Ireland where it intends to provide similar services in the information technology industry through, initially, a partnership arrangement with the Premier Computer Group a subsidiary recently acquired by the Registrant.

         In it's own right, Wyse has a large customer base and with the potential of the group synergies, Wyse will benefit from introduced group business.

         SARACEN COMPUTER SYSTEMS LIMITED

         Saracen is a United Kingdom information technology company located in Uttoxetter, United Kingdom. Saracen provides comprehensive information technology solutions to the cleaning management industry in the United Kingdom and Ireland.

         Saracen's products and services are primarily provided to clients utilizing client/server architecture for their information technology solutions. Client/server architecture utilized multiple terminals and workstations linked to larger computers and specialized hardware. The systems may also include internet and intranet solutions. This architecture is generally used by larger businesses with multiple locations.

         Saracen's systems include fifteen separate modules designed specifically for the cleaning management industry. Saracen's business systems provide complete integration of all business activities into a single computer system which can be linked to a third party accounting software system giving full integration. Saracen is a provider of information technology solutions to the cleaning management industry both in the United Kingdom and Ireland.

         Saracen's main competitors are other smaller software houses with single products for specific sections of the industry and in house information technology departments which develop their own systems.

         Saracen's markets are characterized by rapid technology advances and frequent introductions of new products and enhancements of existing products. Therefore, new competitors may enter the market at any time. Some of these competitors may have greater financial, technical and/or marketing resources than the Registrant, and could pose a significant competitive threat. New competitors could implement a significant marketing and product development drive, which could compete with Saracen's products. Saracen competes on the basis of its high quality systems, its lower costs due to economies of scale and its superior customer support.

         Saracen's software products are frequently refined and improved to remain competitive and to integrate enhancements provided by new technology advances. Saracen continues to investigate opportunities to acquire additional specialty products and expand into additional markets in Europe and the US. Saracen currently employ's 15 people, all of whom are full time.

         INFORMATION SUPPORT LIMITED (ISL)

         ISL is a United Kingdom company, located in Wokingham, England. ISL specializes in hardware, remote management support and networking support for mid to high end users on mainly client/server architecture. It has 4,000 corporate users.

         Support services are provided for desktop management, networks, operating systems, data security, disaster recovery and training. ISL has developed a very high level of skills in these areas and is one of the market leaders in providing such services in the United Kingdom. ISL is currently supplying these services to over 4,200 clients in the United Kingdom and Ireland.

         ISL has several partnerships with Value Added Resellers (VAR's) for the supply of maintenance and networking solutions to their clients. Such partnerships provide ISL with additional selling opportunities and revenues. In such arrangements ISL provides the hardware and networking solution and the VAR provides the software solutions to the end user.

         ISL's markets are characterized by rapid technology advances and frequent introductions of new products and enhancements of existing products. Competition in this market area is very strong and any change in marketing and distribution of products from the suppliers or manufacturers could have an adverse effect on the business of ISL. In addition, new competitors may enter the market at any time. Some of these competitors may have greater financial, technical and/or marketing resources than the Registrant, and could pose a significant competitive threat. ISL competes on the basis of its quality systems, its lower costs due to economies of scale and its customer support.

         The products which ISL sells and maintains are constantly being refined and improved to cope with technology improvements. As a result, staff training is a very important part of the operation of ISL and will continue to be in order to ensure ISL can maintain a competitive edge in this market. ISL employ's eighty four (84) people, all of whom are full-time.

         ISL continues to expand its business by way of investigating more opportunities to acquire customer bases and develop other partnerships within its market.

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

         PREMIER COMPUTER GROUP

         Premier is an Irish company which is located in Dublin, Ireland specializing in providing of both software and hardware solutions for the credit union, veterinary and print, and packing industries. Premier provides comprehensive solutions for clients from the client's information system requirements through sales of hardware, software and provision of implementation, support and training services.

         Premier's products and services are primarily provided to clients utilizing client/server architecture for their information technology solutions. Client/server architecture utilizes multiple terminals and workstations linked to larger computers and specialized hardware. The systems may also include internet and intranet solutions. This architecture is generally used by larger businesses with multiple locations. Premiers systems provide complete integration of all business activities into a single computer system.

         Premier has successfully established itself as one of the leading software suppliers to its specific markets in Ireland and the United Kingdom. Premier's main competition in Ireland is companies of a similar size with product ranges. However, Premier has established itself as the leading supplier of credit union and big ticket print and packing software in Ireland.

         Premier's markets are characterized by rapid technology advances and frequent introductions of new products and enhancements of existing products. In each of the markets that Premier is involved in, there are competitors, which are as big as premier and with technology, which is similar. Therefore, competitors may enter the market at any time. Some of these competitors may have greater financial, technical and/or marketing resources than Premier, and could pose a significant competitive threat. Premier competes on the basis of its quality systems, its lower costs due to economies of scale and its customer support.

         Premier's software products are constantly being refined and improved to remain competitive and to integrate enhancements provided by new technology advances. Premier currently employs fifty (50) people, all of which are full time. Premier is currently looking at other opportunities to develop its products and customer base with particular focus on acquisitions in its current markets.

         PROPRIETARY RIGHTS

         The Registrant and its subsidiaries rely on a combination of copyright, trade secret and trademark laws, and non-disclosure and other contractual provisions to protect their various proprietary products and technology have. These safeguards may not prevent competitors from imitating the Registrant's products and services, especially in foreign countries where legal protection of intellectual property may not be as strong or consistent as in the United States.

         Because the Registrant's business segments are characterized by rapid technological change, the Registrant believes that factors such as the technological and creative skills of its personnel, name recognition, market penetration and reliable customer service and support are ;more important to establishing and maintaining a competitive position in its markets than the various legal protections of its proprietary developments.

         The Registrant believes that its proprietary rights do not infringe the proprietary rights of third parties. There can be no assurance however that third parties will not assert such infringement by the Registrant with respect to current or future products, software, trade names or services. Any such claim, with or without merit, could be time consuming, result in costly litigation and cause product release delays, and might require the Registrant to enter into royalty or licensing agreements or cease distribution of certain products or services. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Registrant.

         RISK FACTORS

         The securities of the Registrant are speculative in nature and involve a high degree of risk. In addition to the other information contained in this report, shareholders should carefully consider the following risk factors:

         POSSIBLE FLUCTUATIONS IN OPERATING RESULTS

         There can be no assurance that the Registrant's operating subsidiaries will continue to operate profitably, or that prior trends will be indicative of future results of operations. The Company expects that its operating results will fluctuate in the future as a result of factors such as increases in competition, significant acquisitions, currency fluctuations, political changes, overall domestic and international economic conditions, and other circumstances that may not be foreseeable at this time. The Registrant will have no control or influence over many of these factors.

         MANAGEMENT OF GROWTH

         The Registrant has experienced, and is currently experiencing, a period of rapid growth which has placed, and could continue to place, a significant

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strain on the resources of the company. In order to support the growth of its business, the Registrant plans to significantly expand its level of operations during 1999. If the Registrant's management is unable to manage growth effectively, the Registrant's operating results could be adversely affected.

         RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

         In connection with the Registrant's plan to grow its existing markets and expand into new markets, the Registrant intends to acquire existing companies and convert or integrate such companies' existing operations and products with the Registrant's operations and products. If the Registrant does enter into any such acquisition transactions, the Registrant does not intend to seek shareholder approval. Therefore, the shareholders of the Registrant may not have the ability to review the financial statements of the acquisition candidate or to vote on the acquisition. Any such acquisition could substantially dilute the ownership interest of the existing shareholders.

         The Registrant may compete for acquisition and expansion opportunities with companies that have significantly greater financial and other resources. There can be no assurance that the Registrant will be able to locate or acquire suitable acquisition candidates, or that any operations that are acquired can be effectively and profitably integrated into the Registrant's existing operations. Additionally, although acquisitions will be designed to increase the Registrant's long-term profitability, they may negatively impact the Registrant's operating results, particularly during the periods immediately following an acquisition, as a result of capital funding requirements, the dedication of management resources that may temporarily detract attention from other operations, difficulties of combining research and development and sales and marketing efforts, the necessity of coordinating geographically separated organizations, and difficulties integrating personnel with disparate business backgrounds and combining different corporate cultures.

         COMPETITION

         The information technology industry is highly competitive. The industry includes major domestic and international companies, many of which have financial, technical, marketing, sales, distribution and other resources substantially greater than those of the Registrant and its subsidiaries. Although the Registrant generally competes in specialty sectors of the information technology industry where competition is currently less intense, the Registrant expects competition in each of these sectors to increase. As competition increases, competitors can be expected to aggressively price their products and offer new products and services not currently offered by the Registrant or its subsidiaries. Emergence of new competitors, particularly those offering lower cost products, enhancements and/or additional features, may impact margins and intensify competition in new markets.

         DEPENDENCE ON KEY PERSONNEL

         The Registrant's success depends to a significant degree upon the continuing contributions of its key management, sales, marketing, R&D and manufacturing personnel, many of whom would be difficult to replace. In particular, the Registrant's success depends on the executive management of Wyse, Saracen, ISL and Premier. The Registrant does not have employment contracts with most of its key personnel. The Registrant believes that its future success will depend in part upon its ability to attract and retain highly skilled hardware and software engineers, and management, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Registrant will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on the Registrant's business, operating results and financial condition.

         NO ASSURANCE OF PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

         There currently exists only a limited public trading market for the Registrant's common stock. Price and volume quotations are currently reported on the OTC Bulletin Board, but there can be no assurance that an active trading market will be sustained. The market price of the common stock could be subject significant fluctuations in response to operating results and other factors, many of which are not within the control of the Registrant. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of affected companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the common stock.

         EFFECTS OF POSSIBLE ISSUANCE OF PREFERRED STOCK

         The Registrant's Articles of Incorporation do not presently authorize the issuance of preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by the rights of the holders of any preferred stock that may be authorized and issued in the future. The Registrant has no present plans to authorize and issue any shares of preferred stock. Any issuance of preferred stock would make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of the Registrant.

         RISKS OF INTERNATIONAL BUSINESS

         The Registrant through its subsidiaries currently has significant operations abroad and plans to expand its foreign operations. Although senior management of the Registrant and its subsidiaries have significant experience managing international operations, the Registrant has limited experience in some of the foreign markets in which its subsidiaries operate. International expansion efforts may strain the Registrant's management and other resources. Any failure of the Registrant to expand in an efficient manner or to manage its dispersed organization could have a material adverse impact on the Registrant's business and financial results. Other risks that will be faced by the Registrant in its international business include potentially costly regulatory requirements; unexpected changes in regulatory requirements; application of foreign law; fluctuations in currency exchange rates (which could materially and adversely affect the Registrant's results of operation and, in addition, may have an adverse effect on demand for the Registrant's products abroad); tariffs or other barriers; difficulties in staffing and managing foreign operations; political and economic instability; difficulties in accounts receivable collection; extended payment terms; and potentially negative U.S. and foreign tax consequences. These factors could have an adverse impact on the Registrant's business and financial results in the future or require the Registrant to modify its current business practices.

         The Registrant does transact all of its business in foreign currencies and the conversions are accounted for in the financial statements.

         SUBSTANTIAL FUTURE CAPITAL NEEDS; NO FUNDING COMMITMENTS

         Expansion of the Registrant's business, including acquisitions, may require a commitment of substantial funds. To the extent that the internally generated funds are insufficient to fund the Registrant's expansion, it may be necessary for the Registrant to seek additional funding, either through collaborative arrangements or through public or private financing. The Registrant has no current commitments or arrangements with respect to, or readily available sources of, additional funding. There can be no assurance that additional funds are raised by issuing equity securities, dilution to the existing shareholders will likely result. If adequate funds are not available, the Registrant's business could be adversely affected.

         DEPENDENCE ON PROPRIETARY TECHNOLOGY; LACK OF PATENTS AND PROPRIETARY PROTECTION; RISKS OF THIRD PARTY INFRINGEMENT CLAIMS

         The Registrant and its subsidiaries presently have no patents with respect to their proprietary technologies. Instead, the Registrant and its subsidiaries currently rely upon copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect their proprietary products. All of these afford only limited protection. Accordingly, there can be no assurance that the Registrant's measures to protect its current proprietary rights will be adequate to prevent misappropriation of such rights or that the Registrant's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Registrant's technologies. Additionally, although the Registrant believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against the Registrant. Similarly, infringement claims could be asserted against products and technologies which the Registrant licenses, or has the rights to us, from third parties. Any such claims, if proved, could materially and adversely affect the Registrant's business and results of operations. In addition, though any such claims may ultimately prove to be without merit, the necessary management attention to, and legal costs associated with, litigation or other resolution of such claims could materially and adversely affect the Registrant's business and results of operations.

         RAPID OBSOLESCENCE AND TECHNOLOGICAL CHANGE

         The market for information technology products and services is characterized by rapidly changing technology, frequent introductions of new products and evolving industry standards which result in product obsolescence and short product life cycles. Accordingly, the Registrant's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products and services that satisfy evolving technologies, customer preferences and industry requirements.

         There can be no assurance that competitors will not market products and services which have perceived advantages over those of the Registrant and its subsidiaries or which render products and services to be offered by the Registrant and its subsidiaries obsolete or less marketable.

         NO DIVIDENDS ON COMMON STOCK

         The Registrant has not previously paid any cash or other dividends on its common stock and does not anticipate payment of any dividends for the foreseeable future. The Registrant anticipates retaining its earnings to finance its operations, growth and expansion.

         CERTAIN UNITED STATES FEDERAL INCOME TAX RISKS

         It is possible that based on stock ownership and/or types of income, the Registrant may be classified as a passive foreign investment company, a controlled foreign corporation, a foreign personal holding company or a personal holding company for United States federal income tax purposes. Under the special rules that apply to such companies, United States residents may be required to include certain amounts in income before it is actually distributed to them. Although the Registrant intends, to the extent consistent with its other business goals, to operate in a manner that will minimize the adverse effects of such provisions, if applicable, no assurance of such a result can be given. Therefore, each shareholder should consult his or her own tax advisor with respect to the tax consequences to him or her of the ownership and disposition of the Registrant's common stock, including the applicability and effect of federal, state, local and foreign tax laws and of changes in applicable tax laws.

         YEAR 2000 SOFTWARE COMPLIANCE ("MILLENNIUM BUG")

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. As a result, many software and computer systems, including machines controlled by microprocessors, may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

         In general, the Registrant's operating subsidiaries are reliant on software developed internally. The Registrant utilized third-party equipment and software that may not be Year 2000 compliant. For this reason, the Registrant has implemented a four step plan to address its Year 2000 issues, consisting of (i) assessing Year 2000 readiness; (ii) remediating non-compliant hardware and software; (iii) testing remediated hardware and software; and (iv) certifying Year 2000 compliance. Personnel from each operating subsidiary have been involved in the process. Senior management of the Registrant is coordinating the effort. Communications with customers and suppliers to determine their Year 2000 issues are an integral part of the program. The Registrant has reviewed all vendor contracts and has requested written certification from each vendor that its products are Year 2000 complaint.

         Assessment activities are estimated at approximately 95% complete. Assessment data is continuously updated as new information becomes available. Overall remediation efforts are estimated at 90% complete.

         Because the assessment process is not yet complete, the Registrant cannot yet accurately estimate the costs and risks that will be associated with Year 2000 assessment and remediation. As of the date of this report, the Registrant has not identified any costs associated with the necessary corrective efforts. It is probable that costs may materialize as the Registrant collects further assessment data. Costs for Year 2000 compliance are not being accounted for separately. Much of the cost is being accounted for as part of normal operating budgets. Overall, the costs are not expected to have a significant effect on the Company's consolidated financial position or results of operations.

         In the event that any of the Registrant's significant suppliers or customers do not successfully and timely achieve Year 2000 compliance, the Registrant's business or operations could be adversely affected. This could result in system failures or generation of erroneous information and could cause significant disruption of business activities. In the event the Registrant does not fully identify and correct all Year 2000 problems in the products marketed by its subsidiaries, those subsidiaries could become subject to warranty claims or returns, which could have an adverse effect on financial performance. Moreover, the Registrant's subsidiaries could become subject to warranty claims, with or without merit, returns and/or increased customer support expenses if the computer systems of customers are not able to properly integrate the Registrant's products due to customers' internal Year 2000 problems. Finally, Year 2000 problems could have a ripple effect through world economies which could adversely affect the demand for some or all of the Registrant's products and services.

         The Registrant intends as part of the certification process to have each of its operating subsidiaries perform a Year 2000 "dry run," where the dates on all computers and microprocessor-controlled equipment are set ahead to a date within the year 2000, and the Registrant hopes that such dry runs will identify all remaining internal Year 2000 issues before problems occur. The company will perform the dry run on a subsidiary by subsidiary basis and will be completed before the end of October, 1999. These procedures will not, however, identify external Year 2000 problems, and they will not provide any information as to how Year 2000 problems throughout world economies may affect the Registrant. The Registrant intends to create a contingency plan to address these latter types of risks, but it has not yet done so.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         The Registrant is involved in the computer software and related activities and provides comprehensive, individually tailored services including software, hardware, networking and financial solutions to its large user base. The Registrant has large recurring income and plans to increase this income through an aggressive acquisition policy.

         The financial settlements have been prepared on the basis that The Wyse Group PLC. is the predecessor entity (the only entity with operations at the time of its acquisition on July 13, 1998). As such, the balance sheet as at December 31, 1997 is that of The Wyse Group plc. The statement of operations for the years ended December 31, 1996 and 1997 and period to June 30, 1998 are the operating results of The Wyse Group PLC.

         The Registrant's growth over the last ten (10) months has been through acquisition. For the period from July 1, 1998 to April 30, 1999, the Registrant has made five major acquisitions with estimated gross annualized revenues of $20 million. Given the timing of each acquisition the results of the company, as set out below, do not reflect the total activity of the Registrant as it currently stands. Only that part of each subsidiary results that refer to the post acquisition period are reflected in the results of the company.

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this report regarding matters that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, competition, fluctuations in currency exchange rates, the demand for the Registrant's products and services internationally, especially in the United Kingdom and Ireland, and other risk factors identified from time to time in the Registrant's filings with the Securities and Exchange Commission. The Registrant urges readers to review the risk factors listed in this report on Page 13.

         The Registrant undertakes no obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

         YEAR TO DECEMBER 31, 1998

         The following table sets out the results for the period covered, the relative percentages that certain income and expense items bear to revenues:

                           1998                              1997                          1996
                           ------                            ------                        ------
                           AMOUNT                 %          AMOUNT              %         AMOUNT            %
                           ------                ---         ------             ---        ------           ---

Net Sales                  10,403,131            100        2,002,210           100       2,726,278         100

Cost of Sales               7,527,519             72        1,256,510            63       2,129,607          78

Gross Profit                2,875,612             28          745,700            37         596,680          22

Selling, general
and administration
expenses                    2,118,646             20          681,785            34         482,667          18

Other income                   72,205              1            3,677             0          (1,581)       (.06)

Income before
taxes                         829,171              6           67,592             3         112,432           4

Income tax
provision                     242,912              2           22,121             1          39,204           1

INCOME FORM
CONTINUING
OPERATIONS                    586,259              4           45,471             2          73,228         2.9

BASIC
EARNINGS PER                     0.14                            0.08                          0.12
SHARE

DILUTED
EARNINGS PER
SHARE                            0.06                            0.08                          0.12

         The Registrant reported a consolidated net income of $586,259 for the year ended December 31, 1998 as compared with $45,471 in 1997 and

$73,228 in 1996. The significant increase in net income is because of the acquisitions of ISL and Saracen in October 1998 and Premier in December 1998.

         REVENUES

         Net sales for the twelve (12) months were $10,403,131 as compared with $2,002,210 in 1997 and $2,726,287 in 1996. In 1997 and 1996 the net sales related only to Wyse. The 208% increase in net sales from 1997 to 1998 reflects the inclusion of net sales from the three acquisitions made during the year of ISL, Saracen and Premier.

         COST OF GOODS SOLD

         Cost of goods sold was $7,527,519 or 72% of sales. This is compared with $1,256,510 or 63% of sales in 1997 and $2,129,607 or 86% of sales in 1996.
The inclusion of the figures for ISL, Saracen and Premier account for the increase in the level of cost of sales and in the increased percentage as against net sales.

         OPERATING EXPENSES

         Marketing, Selling, General and Administration expenses were $2,118,646 or 20% of sales as against $681,785 or 34% of sales in 1997 and $482,667 or 18% of sales. With the inclusion of the ISL, Saracen and Premier during 1998, the operating expenses increased by 42% on 1997 and 79% on 1996.

         EARNINGS PER SHARE

         Basic earnings per share was $.14 for the year ended December 31, 1998. All of which was derived from normal operations. Diluted earnings per share was $.06.

         LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1998, the company had cash of $1,070,492. During the period to December 31, 1998, the company raised through sales of its own stock $2,605,848. It acquired Saracen for $1,485,000 cash, ISL for $561,000 cash and Premier for $1,375,292 of which $245,000 was paid as a deposit and the balance of $932,620 was paid after the year end.

         FIRST QUARTER TO MARCH 31, 1999

         The following table sets out the results for the period covered, the relative percentages that certain income and expense items bear to revenues:

                                     UNAUDITED                                 AUDITED
                                     1999                                      1998
                                     AMOUNT                 %                  AMOUNT                   %
                                     ---------             ---                 ---------               ---
Net Sales                            8,304,170             100                 2,002,871               100

Cost of Sales                        4,721,936              57                 1,748,585                87

Gross Profit                         3,582,234              43                   254,286                13

Selling, general
and administration
expenses                             2,297,864              28                   234,840                12

Goodwill write off                     177,974               2                       -0-

Income before
taxes                                1,106,396              13                    19,446                 1

Income tax
provision                              307,571               4                     6,806               .04

INCOME FORM
CONTINUING
OPERATIONS                             798,825              10                    12,640                 1

BASIC
EARNINGS PER
SHARE                                    0.068                                     0.007

DILUTED
EARNINGS PER
SHARE                                     0.05                                     0.007

         The Registrant reported a consolidated net income of $862,700 for the quarter ended March 31, 1999 as compared with $12,640 in the same period for 1998. The significant increase in net income is because the net income in the quarter ended March 1998 contains only the income of Wyse.

         REVENUES

         Net sales for the three (3) months were $8,304,170 as compared with $2,200,817 in the same period for 1998. In 1998 the net sales related only to Wyse.

         COST OF GOODS SOLD

         Cost of goods sold was $4,721,936 or 57% of sales. This is compared with $1,748,585 or 87% of sales in the same period for 1998. The inclusion of the figures for ISL, Saracen and Premier account for the increase in the level of cost of sales and in the decrease percentage as against net sales reflecting the higher gross margins obtained for the sale of software products and related services.

         OPERATING EXPENSES

         Marketing, Selling, General and Administration expenses were $2,297,864 or 28% of sales as against $234,840 or 12% of sales in the same period for 1998.

         EARNINGS PER SHARE

         Basic earnings per share was $.068 for the quarter to March 31, 1999. All of which was derived from normal operations. Diluted earnings per share was $.05.

         LIQUIDITY AND CAPITAL RESOURCES

         At March 31, 1999, the company had cash of $1,091,692. During the quarter to March 31, 1999, the Registrant raised through sales of its own stock, $500,000 the balance of $982,620 for the acquisition of Premier.

         Management believes that current internal cash flows together with available cash, available credit facilities or, if needed, the proceeds from the sale of additional equity, will be sufficient to support anticipated capital spending and other working capital requirements for the foreseeable future.

         The Registrant expects to continue its strategy of seeking acquisition opportunities within its target profile of companies with significant recurring revenues, market leadership in a mission critical area of information technology and large user bases. There can be no assurance that any such acquisition opportunities will be available on terms acceptable to the

Registrant, or that any such acquisitions will ultimately be consummated. If any such acquisitions are consummated, they could result in the issuance of significant amounts of equity securities that would dilute the interests of existing shareholders. Such acquisitions could also cause the Registrant to incur commitments for capital expenditures in excess of its cash in hand, either for the purchase price or for the target's operational needs, or both. The Company has not at this time identified any source for such capital if it were to be required.

         IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         SFAS No. 133, "Accounting for derivative instruments and Hedging Activities" requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses results from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Management believes that the adoption of SFAS No. 133 will have no material effect on its financial statements.

         SOP 98-5, "Reporting on the Cost of Start-Up Activities," requires that the costs of start-up activities, including organization costs, be expensed as incurred. This statement is effective for financial statements issued for fiscal years beginning after December 15, 1998. Management believes that the adoption of SOP 98-5 will have no material effect on its financial statements.

ITEM 3.       DESCRIPTION OF PROPERTY.

         The Registrant's principal office is located at Camden Lock, South Dock Road, Dublin 4, Ireland which is also the principal office of the Premier Computer Group, a company acquired by the Registrant in December 1998. The office is a modern leasehold building and the Registrant occupies building of 7,000 square feet. The lease expires in June 2028 with an exit clause in 2004 and every five (5) years from then without penalty. The quarterly payments are $31,725 and escalate at 5 year intervals. The next review is due in 2003.

         The Registrant owns a property in Uttoxetter, England from where Saracen operates. This is a listed building that has ben recently modernized and converted into offices. Saracen Computer services uses the full building of 5,000 square feet. There is no mortgage on this building.

         Details of other leased properties are as follows:

SUBSIDIARY                     PROPERTY                   EXPIRATION DATE               LEASE TERMS
----------                     --------                   ---------------               -----------
Wyse Group PLC.                Chiltern Court             June 2002                     $12,375 per
                               Chesham, England                                         quarter

Information                    Crown House,               June 2000                     $28,050 per
Support Limited                Toutley Road                                             quarter
                               Reading, England

Premier Vet                    Dublin Lane,               One month renewable           $4,950
                               Edinbrough,                for the following             monthly
                               Scotland                   month

Premier Computer               62 Heather Road            2004                          $25,650 per
Group Hardware                 Sandyford                                                year payable
Division                       Industrial Estate                                        quarterly in
                               Dublin, Ireland                                          advance

         All leased and owned space is considered adequate for the operation of Integrity Holdings business, and no difficulties are foreseen in meeting any future space requirements.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information as to the shares of common stock owned as of June 1, 1999:

         I Each person who in so far as the Registrant has been able to ascertain beneficially owns more than five percent (5%) of the outstanding 12,356,311 shares of the Registrant.

         II   Each director.

         III  Each of the officers named in the summary compensation table.

         IV   All the directors and officers as a group.

         Unless otherwise indicated in the footnotes below on the table as subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

         NAME                       NUMBER                             PERCENT
         ----                       ------                             -------
    1.   Paul B. Nagle              5,231,902                          42.34%

    2.   David P. Nagle             4,698,500                           8.03%

    3.   Paul C. Carroll              605,000(1)                         4.9%

    4.   Kenneth F. Butler            200,000(2)                         1.6%

    5.   Jeremy Hall                   60,000                            .05%

    6.   Michael Foley                 50,000                             .6%

(1)Includes 380,000 shares of common stock subject to options, which are exercisable within 70 days of the date hereof.

(2)Includes 175,000 shares of common stock subject to options, which are exercisable within 70 days of the date hereof.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                                                                                             SERVED
         NAME                  AGE             POSITION                         TERM         SINCE
         ----                  ---             --------                         ----         -----
1.       Kenneth Butler         59         President and Director               1 yr.        07/98

2.       Paul B. Nagle          40         Chief Executive                      1 yr.        06/99
                                           Officer and Director

3.       Paul C. Carroll        38         Chief Financial                      1 yr.        07/98
                                           Officer/Secretary
                                           and Director

4.       Michael Foley          58         Chief Development Officer
                                           and Director                         1 yr.        07/98

5.       Jeremy Hall            34         Director                             1 yr.        10/98

KENNETH BUTLER

         Mr. Butler, age 59, gained over 35 years of experience in computer software development throughout his career with the Powell Duffryn Group where, during his twenty years on the Board, he was also involved in the acquisition, development and disposal of companies, both in the United

Kingdom and overseas. In addition to his role as Chairman of Integrity Holdings, he is currently with Kvaerner, where he holds a Board position involved with business system development for the Kvaerner Construction Group, based in the United Kingdom, but operating worldwide. Mr. Butler has held this position for in excess of 2 years.

PAUL B. NAGLE

         Mr. Nagle, age 40, has been involved in the IT services industry at an executive level for many years in Ireland, UK and South Africa. He was managing director of Multisoft South Africa, specializing in identifying and restructuring target computer software businesses. He was also managing director of Brilliant Business Systems, part of a large technology group listed on the Johannesburg stock exchange. He has extensive international experience both in financial services and software services.

PAUL C. CARROLL

         Mr. Carroll, age 38, has run his own accountancy and international business consultancy practice for the past 15 years during which time he has gained considerable experience in mergers and acquisitions, particularly in the computer industry. Mr. Carroll has worked on financial projects throughout the world including, Europe, USA, Russia and the former Soviet Union. Prior to the commencement of Mr. Carroll's accountancy practice, he was the Chief Financial Officer of a leading finance house in Dublin, Ireland. Mr. Carroll was educated in Dublin, Ireland, qualified as a Chartered Certified Accountant (FCCA) in 1984, is an Associate of the Institute of Arbitrators and a Fellow of the Institute of Directors. Mr. Carroll sold his accountancy practice in 1998 to take up the CFO position with Integrity Holdings.

MICHAEL FOLEY

         Mr. Foley, age 58, has in excess of 35 years experience as a member of the senior management team with IDA Ireland and IDI Ireland in company acquisitions and development of new companies. Since 1997, he has been retained by OECD to provide policy advice and technical assistance in the area of investment promotion. He has also been an advisor to the Saudi Arabian Government on inward investment. Mr. Foley was educated in Galway, Ireland and he earned a Bachelor of Arts and a Bachelor of Commerce from University College Galway in 1961 and a Masters degree from University College Dublin in 1982.

JEREMY HALL

         Mr. Hall studied for a degree in Accountancy and Financial Control at Sheffield Hallam University in 1983 before going to work for a major software manufacturer for two and one half years. He started Wyse at the age of 24 and has been at the company since then.

ITEM 6.       EXECUTIVE COMPENSATION.

         Mr. Paul B. Nagle, the Chief Executive Officer and Mr. Paul C. Carroll, the Chief Financial Officer are the only full time executives of the Registrant and in receipt of a salary. Mr. Jeremy Hall is the Chief Executive Officer of the Wyse Group PLC. and receives a salary from that company.

         Both Kenneth Butler and Michael Foley are non-executive officers and attend quarterly board meetings and are paid their direct expenses for attending these meetings. They receive no other compensation in their capacity as officers of the company.

         SUMMARY COMPENSATION TABLE

         There was no executive or director who received compensation in excess of $100,000 for the year December 31, 1998, 1997 or 1996.

         The following sets forth information concerning all cash and non-cash compensation to be awarded to the companies officers of the company in excess of $100,000 for the year to December 31, 1999:

                                                                   OTHER ANNUAL
         OFFICER                         SALARY                    COMPENSATION
         -------                         ------                    ------------
    1.   Paul B. Nagle                    $120,000(3)              -0-
    2.   Paul C. Carroll                   115,500                 14,400

(3)Employment commenced on June 1, 1999.

         OFFICER SHARE OPTIONS DETAILS

                                                                      EXERCISE           EXPIRATION
      OFFICER                 OPTIONS          % OF TOTAL             PRICE              DATE
      -------                 -------          ----------             --------           ----------
1.    Paul B. Nagle             -0-                -0-                  -0-                 -0-

2.    Paul C. Carroll         600,000             12.7%              $1.00/Share           6/03

      OFFICER SHARE OPTIONS VALUE

                                                             NO. OF                    VALUE AT QUOTED
                                                             OUTSTANDING               MARKET PRICE AS
                                                             OPTIONS AS OF             OF DECEMBER 31,
                             NO. OF                          DECEMBER 31               1998
                             OPTIONS         VALUE           1998 EXERCISABLE/         EXERCISABLE/
      OFFICER                EXERCISED       REALIZED        UN-EXERCISABLE            UN-EXERCISABLE
      -------                ---------       --------        --------------            --------------
1.  Paul B. Nagle              -0-             -0-                -0-                      -0-

2.  Paul C. Carroll           220,000        $1,265,000      380,000/-0-               $2,185,000/-0-

         Mr. Carroll has entered into an employment contract with the Registrant with an annual compensation package of $129,900.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         There were no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, securityholder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8.       DESCRIPTION OF SECURITIES.

         (a) COMMON STOCK: At August 24, 1999, the Registrant had 12,996,509 shares of the common stock outstanding. Registrant's Certificate of Amendment of Articles of Incorporation, filed December 8, 1997, authorized the issuance of up to 100,000,000 of Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

    In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         (b) PREFERRED STOCK: The Registrant does not have any authorized or issued preferred stock.

                                    PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         (a) MARKET INFORMATION: The Registrant's common stock trades on the OTC Bulletin Board under the symbol INTY. The Registrant's common stock price at close of business on June 1, 1999 was $5.25 per share.

         (b) PRICE RANGE: The following is the range of the high and low bids for the Registrant's common stock for each quarter within the last two fiscal years as determined by over-the-counter market quotations. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                 1998                            1997
                 ----                            ----
QUARTER         HIGH BID         LOW BID        HIGH BID          LOW BID
-------         --------         -------        --------          -------
March              -0-             -0-             -0-               -0-

June               -0-             -0-             -0-               -0-

Sept.             7.75               5             -0-               -0-

Dec.             10.75               7             -0-               -0-

         (c) HOLDERS: The Registrant has approximately 173 common stock shareholders.

         (d) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2.       LEGAL PROCEEDINGS.

         The Registrant is not involved in legal proceedings that would have a material adverse effect on the Registrant's financial conditions or results of the operations.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The accountant has not resigned, declined to stand for re-election nor were they dismissed. The principal accountant's report on the financial statements for the past two years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

         (a) RECENT SALES: The Registrant had the following stock issuances and granting of stock options on the July 13, 1998 to the founders of the Registrant. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

         1. 10,000,000 share of common stock at $.01 per share pursuant to a Phase I, Regulation D, Rule 504 Offering.

         2. 6,029,500 share options at an exercise price of $1.00 over the period of the option.

         3. 183,375 shares of restricted common stock for the acquisition of Wyse.

         4. 10,562 shares of restricted common stock for the acquisition of the share in Saracen Computer Systems Limited.

         The Registrant had the following stock issuances on August 20, 1998. All of these shares were also sold by the officers and directors of the Registrant and no underwriters were utilized.

         5. 450,000 shares of common stock at $2.00 per share to a Phase II, Regulation D, Rule 504 Offering.

         6. 626,257 shares of Regulation S restricted common stock at $2.80 per share.

         (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 10,000,000 common shares listed at Item 12(a)1 and the 450,000 common shares listed at Item 12(a)4, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act

                              FINANCIAL STATEMENTS

NO.            DESCRIPTION
---            -----------
FS-1           INTEGRITY HOLDINGS LIMITED CONSOLIDATED
               FINANCIAL STATEMENTS YEAR ENDED
               DECEMBER 31, 1998

FS-2           REPORT OF DIRECTORS AND FINANCIAL STATEMENTS
               FOR THE PERIOD OF 1 JULY 1998 TO 31 DECEMBER 1998
               FOR THE WYSE GROUP PLC

FS-3           SARACEN COMPUTER SYSTEMS LIMITED - DIRECTORS
               REPORT AND FINANCIAL STATEMENTS FOR THE 14 MONTHS
               ENDED 31ST DECEMBER 1998

FS-4           INFORMATION SUPPORT LTD FINANCIAL STATEMENT -
               31ST DECEMBER 1998

FS-5           PREMIER GROUP LIMITED - DIRECTORS REPORT AND
               CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR
               ENDED 31 DECEMBER 1998

                                  EXHIBIT FS-1


                     INTEGRITY HOLDINGS LIMITED CONSOLIDATED
                         FINANCIAL STATEMENTS YEAR ENDED
                                DECEMBER 31, 1998

                     INTEGRITY HOLDINGS LIMITED

                     CONSOLIDATED FINANCIAL STATEMENTS

                     YEAR ENDED DECEMBER 31, 1998

                           INTEGRITY HOLDINGS LIMITED

                    CONSOLIDATED FINANCIAL STATEMENTS FOR THE
                          YEAR ENDED DECEMBER 31, 1998

TABLE OF CONTENTS                                                     Page

Company Information                                                   2

Report of Independent Public Accountants                              3

Consolidated Statement of Operations                                  4

Consolidated Balance Sheet                                            5

Consolidated Statement of Changes in Stockholders' Equity             7

Consolidated Statement of Cash Flows                                  9

Notes forming part of the Consolidated Financial Statements           10

                           INTEGRITY HOLDINGS LIMITED

                              COMPANY INFORMATION

DIRECTORS (AS AT 1 JULY 1999)   Ken Butler (Chairman)
                                Paul Nagle (President/Chief Executive Officer)
                                Michael Foley (Chief Development Officer)
                                Paul Carroll (Chief Financial Officer/Secretary)
                                Jeremy Hall

SECRETARY                       Paul Carroll

REGISTERED OFFICE               Suite 333,
                                3838 Camino Del Rio North,
                                San Diego, California 92108 - 1789,
                                U.S.A.

MAIN BANKERS                    Ulster Bank Limited,
                                Coolock,
                                Dublin,
                                Ireland.

INDEPENDENT AUDITORS            BDO International,
                                Chartered Accountants,
                                & Registered Auditors,
                                Simpson Xavier Court,
                                20 Merchants Quay,
                                Dublin 8.

SPECIAL SECURITIES COUNSEL      Carmine Bua,
                                Suite 333,
                                3838 Camino Del Rio North,
                                San Diego, California 92108 -1789,
                                U.S.A.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF INTEGRITY HOLDINGS LIMITED

We have audited accompanying balance sheet of Integrity Holdings Limited as of December 31, 1998 and 1997 and the related statement of operations, statement of changes in stockholders' equity and cashflows for each of the three years in the period ended December 31, 1998 which have been prepared under the accounting policies as set out on pages 12 to 16.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's management are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Integrity Holdings Limited at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States of America.



30 JUNE 1999                                   BDO INTERNATIONAL
SIMPSON XAVIER COURT,
20 MERCHANTS QUAY,
DUBLIN 8

                           INTEGRITY HOLDINGS LIMITED

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                          NOTE     YEAR ENDED            YEAR ENDED            YEAR ENDED
                                                  DECEMBER 31           DECEMBER 31           DECEMBER 31
                                                         1998                  1997                  1996
                                                          US$                   US$                   US$
NET SALES                                          10,403,131             2,002,210             2,726,287

Cost of sales                                       7,527,519             1,256,510             2,129,607
                                                   ----------             ---------             ---------
GROSS PROFIT                                        2,875,612               745,700               596,680

OPERATING EXPENSES
       Administrative expenses                    (1,651,318)             (489,070)             (342,694)
       Marketing                                     (43,416)              (12,858)               (9,653)
       Research and development                      (19,307)               (5,718)               (4,820)
       Depreciation                                  (61,516)              (31,745)              (27,946)
       Maintenance and repairs                       (15,607)              (21,963)              (13,532)
       Goodwill Amortization                         (58,551)                     -                     -
       Selling and distribution costs               (268,931)             (120,431)              (84,022)
                                                   ----------             ---------             ---------
TOTAL OPERATING EXPENSES                          (2,118,646)             (681,785)             (482,667)

OPERATING PROFIT                                      756,966                63,915               114,013
Other income (expenses)
         Management fee income                         74,589                     -                     -
         Interest income                                9,616                 4,260                 1,498
         Interest expense and debt costs             (12,000)                 (583)               (3,079)
                                                   ----------             ---------             ---------
OTHER INCOME                                           72,205                 3,677               (1,581)

PROFIT BEFORE INCOME TAX EXPENSE                      829,171                67,592               112,432

Income tax expense                           6      (242,912)              (22,121)              (39,204)
                                                   ----------             ---------             ---------
NET INCOME                                            586,259                45,471                73,228
                                                   ----------             ---------             ---------
EARNINGS PER SHARE                          14            US$                   US$                   US$

Basic                                                    0.14                  0.08                  0.12

Diluted                                                  0.06                  0.08                  0.12

Weighted Average number of
shares outstanding:
-  Basic                                            4,132,132               594,450               594,450
-  Diluted                                          9,514,561               594,450               594,450

                                 INTEGRITY HOLDINGS LIMITED

                                 CONSOLIDATED BALANCE SHEET



                                                NOTE           AS AT                 As at
                                                         DECEMBER 31           December 31
                                                                1998                  1997
                                                                 US$                   US$
                 ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                  1,070,492                91,473
Receivables                                                5,875,636               499,530
Inventories                                        8         207,016                     -
Income tax refund receivable                                  37,215                 4,113
                                                          ----------              --------
                TOTAL CURRENT ASSETS                       7,190,359               595,116

PROPERTY AND EQUIPMENT AT COST                     9
     Computer Equipment                                      227,324                21,726
     Office Equipment                                        497,865                     -
     Motor Vehicles                                          392,447                89,091
     Improvements to premises                                 13,750                     -
     Land & Buildings                                        306,127                11,803
                                                          ----------              --------
                                                           1,437,513               122,620

Less, accumulated depreciation and amortisation            (145,000)              (83,484)
                                                          ----------              --------
     Net property and equipment                            1,292,513                39,136

Goodwill                                           7       5,495,209                     -
                                                          ----------              --------
TOTAL ASSETS                                              13,978,081               634,252
                                                          ----------              --------

                           INTEGRITY HOLDINGS LIMITED

                           CONSOLIDATED BALANCE SHEET

                                                                AS AT                 As At
                                                          DECEMBER 31           December 31
                                                                 1998                  1997
     LIABILITIES AND STOCKHOLDERS' EQUITY                         US$                   US$
CURRENT LIABILITIES
         Current instalments on capital leasing               191,025                     -
         Bank loan and overdraft                              140,410                14,210
         Accounts payable                                   3,102,411               177,381
         Other creditors                                      380,436               149,342
         Accruals and deferred income                       3,161,856                32,495
         Other taxes and social welfare                       711,221                47,722
         Taxation                                             301,635                22,212
         Amount due for subsidiary acquisition        3       968,620                     -
                                                           ----------               -------
              TOTAL CURRENT LIABILITIES                     8,957,614               443,362
                                                           ----------               -------
LONG TERM CAPITAL LEASE                                       206,058                     -


SHAREHOLDERS' EQUITY
         Common stock
         1998: 100,000,000 shares authorised, at
         $0.001 par value; issued and outstanding
         12,451,405                                            12,357                     -
         ( 1997: 594,450 shares authorised at
         US$0.001 par value; issued and
         outstanding 594,450)                                       -                   594
         Capital in excess of par value                     4,453,064                75,966
         Accumulated net income                               673,911               104,452
         Accumulated other comprehensive income               167,077                 9,878
         Receivable from exercise of stock options          (492,000)                     -
                                                           ----------               -------
                                                            4,814,409               190,890
                                                           ----------               -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 13,978,081               634,252
                                                           ----------               -------

                                      INTEGRITY HOLDINGS LIMITED

                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                             YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                        CAPITAL    ACCUMULATIVE
                                     COMMON STOCK                     IN EXCESS     TRANSLATION     ACCUMULATED    COMPREHENSIVE
                                           ISSUED    PAR AMOUNT    OF PAR VALUE      ADJUSTMENT          INCOME           INCOME
                                                            US$             US$             US$             US$              US$
BALANCE AS AT JANUARY 1, 1996              50,000        76,560               -               -           2,139                -
Net income for the year ended
December 31, 1996                               -             -               -               -          73,228           73,228
Currency translation adjustment                 -             -               -           4,943               -            4,943
                                                                                                                       ---------
       COMPREHENSIVE INCOME                                                                                               78,171
                                       ----------     ---------       ---------     -----------      ----------        ---------
BALANCE AS AT DECEMBER 31, 1996            50,000        76,560               -           4,943          75,367
                                       ----------     ---------       ---------     -----------      ----------
Net income for the year ended
December 31, 1997                               -             -               -               -          45,471           45,471
Currency translation adjustment                 -             -               -           4,935               -            4,935
Dividend declared                               -             -               -               -        (16,386)
Recapitalization to Integrity Holdings
Ltd                                       544,450      (75,966)          75,966                                        ---------
       COMPREHENSIVE INCOME                     -             -               -               -               -           50,406
                                       ----------     ---------       ---------     -----------      ----------        ---------
BALANCE AS AT DECEMBER 31,1997            594,450         (594)          75,966           9,878         104,452
                                       ----------     ---------       ---------     -----------      ----------

                                INTEGRITY HOLDINGS LIMITED
         CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
                       YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                                US $           US $
                                                                 US $        CAPITAL    ACCUMULATED
                                                  COMMON         PAR       IN EXCESS    TRANSLATION          US $             US $
                                                  STOCK         AMOUNT        OF PAR     ADJUSTMENT   ACCUMULATED    COMPREHENSIVE
                                                  ISSUED                       VALUE                       INCOME           INCOME

Issuance of common stock for acquisition of The
Wyse Group PLC shares on July 13th, 1998 for
US $1.00                                             183,375       183       183,192              -             -             -
Issuance of common stock for cash at $0.01 on
August 28, 1998                                   10,000,000    10,000        90,000              -             -             -
Issuance of common stock for cash at $2.00 on
October 23, 1998                                     450,000       450       899,550              -             -             -
Issuance of common stock for acquisition of
Saracen Computer Systems Ltd on October 13,
1998 at a fair value of US $7.00                      10,562        11        73,923              -             -             -
Issuance of common stock for acquisition of
Premier Group Limited on December 23, 1998 at
a fair value of US $7.00                             147,672       148     1,033,556              -             -             -
Issuance of common stock on December 7 1998
for cash at $2.80                                    573,346       479     1,605,369              -             -             -
Net operating profit for the year ended
December 31, 1998                                          -         -             -                      586,259       586,259
Exercise of stock options                            492,000       492       491,508
Dividend declared                                          -         -             -              -      (16,800)             -
Currency translation adjustment                            -         -             -        157,199             -       157,199
                                                                                                                        -------
     COMPREHENSIVE INCOME                                                                         -             -       743,458
                                                  ----------    --------   ---------        -------       -------       -------
BALANCE AT DECEMBER 31, 1998                      12,451,405     12,357    4,453,064        167,077       673,911
                                                  ----------    --------   ---------        -------       -------

                           INTEGRITY HOLDINGS LIMITED

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                        YEAR                     YEAR                  YEAR
                                                                       ENDED                    ENDED                 ENDED
                                                                 DECEMBER 31              DECEMBER 31           DECEMBER 31
                                                                        1998                     1997                  1996
                                                                         US$                      US$                   US$
CASH FLOWS FROM OPERATING ACTIVITIES:
     Operating profit                                                586,259                   45,471                73,228
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
          Amortisation of goodwill                                    58,551                        -                     -
          Loss on sale of fixed assets                                     -                    3,436                18,746
          Depreciation                                                61,516                   31,745                27,946
CHANGES IN CURRENT ASSETS AND LIABILITIES EXCLUDING
EFFECTS OF ACQUISITIONS
(Increase) in accounts receivable                                (1,763,961)                (153,421)              (64,759)
Increase/(decrease) in accounts payable                            1,333,725              (1,279,687)             1,297,740
Decrease in inventories                                                    -                        -                16,747
Increase in tax refund due                                                 -                  (4,113)                     -
                                                                ------------             ------------           ------------
  Net cash generated /(used) from operational activities             276,090              (1,356,569)             1,369,648
                                                                ------------             ------------           ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital Expenditure                                                 (73,789)                 (12,832)              (44,396)
Proceeds from Sale of property and equipment                          34,149                        -                 7,880
Acquisitions of businesses, net of cash acquired                 (1,984,650)                        -                     -
                                                                ------------             ------------           ------------
Net cash used in investing activities                            (2,024,290)                 (12,832)              (36,516)
                                                                ------------             ------------           ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in Loans                                                     49,149                   13,038              (25,351)
Proceeds from Common stock issued                                  2,605,848                        -                     -
Dividends Paid                                                      (16,800)                 (16,368)                     -
Increase in Bank overdraft                                            77,051                        -                     -
                                                                ------------             ------------           ------------
Net cash provided/(used) by financing activities                   2,715,248                  (3,330)              (25,351)

Foreign exchange rate on cash                                         11,971                 (45,898)                     -
                                                                ------------             ------------           ------------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                 979,019              (1,418,629)             1,348,566
                                                                ------------             ------------           ------------
Net cash and cash equivalents at beginning of year                    91,473                1,510,102               161,536

NET CASH AND CASH EQUIVALENTS AT END OF YEAR                       1,070,492                   91,473             1,510,102
                                                                ------------             ------------           ------------

SUPPLEMENTAL INFORMATION

INTEREST PAID                                                       (12,000)                    (583)               (3,079)

TAXES PAID                                                          (45,511)                        -                     -

                           INTEGRITY HOLDINGS LIMITED
          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANISATION

         The Company was incorporated under the laws of the State of Nevada on July 27,1977 with authorised common stock of 100,000 shares at US$0.25 par value with the name of Culver City Studios Records, Inc.

         On December 9, 1997 the name of the Company was changed to Birds Eye, Inc. and the authorised capital stock was increased to 100,000,000 shares with a par value of US$0.001.

         On July 13, 1998 10,000,000 shares were issued to the founders of Integrity for $0.01 per share and 6,279,500 share options with an exercise price of $1 per share were also granted to the founders in order to raise capital to purchase the outstanding stock, 594,450 shares of Birds Eye Inc. an inactive public shell with no assets.

         The Company has been in the development stage since its inception and has been engaged in the activity of developing mining properties until 1980 after which the Company was inactive. The company came out of its development stage in 1998 with its acquisition of the Wyse Group PLC.

         On July 13, 1998 the company changed its name to Integrity Holdings Limited. Integrity Holdings Limited is engaged in the acquisition of software development and computer services companies.

Beginning in July 1998 the company has made four major acquisitions of businesses or purchase of business assets. These are:

------------------------------------------------------------------------------------------------------------
NAME AND LOCATION                               BUSINESS ACTIVITY AT THE TIME OF          EFFECTIVE DATE OF
                                                           ACQUISITION                       AQUISITION
------------------------------------------------------------------------------------------------------------
The Wyse Group Plc,                          Computer and Information                July 13th, 1998
United Kingdom                               Technology Leasing Brokerage
------------------------------------------------------------------------------------------------------------
Saracen Computer Systems Limited             Software applications for               October 13th, 1998
United Kingdom                               industrial cleaning management
------------------------------------------------------------------------------------------------------------
Information Support Limited                  Computer support and hardware           October 12th, 1998
United Kingdom                               maintenance services
------------------------------------------------------------------------------------------------------------
Premier Computer Group Limited               Software applications for credit        December 23rd, 1998
Ireland                                      unions, veterinary and print and
                                             packaging sectors
------------------------------------------------------------------------------------------------------------

2.       BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

         The financial statements have been drawn up on the basis that The Wyse Group plc is the predecessor entity (the only entity with operations at the time of its acquisition on July 1, 1998). As such the balance sheet as at December 31, 1997 is that of The Wyse Group p1c. The statement of operations for the years ended December 31, 1996 and 1997 are the operating results of The Wyse Group p1c.

                           INTEGRITY HOLDINGS LIMITED

           NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.       BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

         The accompanying consolidated balance sheet as at December 31, 1998 and consolidated statements of operations for the period ended December 31, 1998 include the accounts of Integrity Holdings Limited and each of it's wholly owned subsidiaries. Inter company transactions have been eliminated. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

3.       ACQUISITIONS

         On July 13, 1998 the company acquired Wyse Group plc ('Wyse') a leading computer leasing company with four offices in the UK and one in Ireland. Prior to this Integrity Holdings Limited had been a development stage company. The business combination has been accounted for under the purchase method. The acquisition cost of $234,000 was based on the fair value of the assets acquired and was funded by way of the issue of shares in Integrity Holdings Limited.

         On October 13, 1998 the company acquired all of the issued and outstanding shares of Saracen Computer Systems Limited ("Saracen") a leading computer software company based in Uttoxeter in the UK. The business combination has been accounted for under the purchase method. The results of the company from October 13, 1998 have been included in the consolidated income statement. The cost of acquisition $1,558,934 was funded by way of a cash payment of $1,485,000 and issue of 10,562 shares in Integrity Holdings Limited at at fair value $7.00 based on the quoted market price of the company's shares on the date of acquisition. The goodwill arising on the transaction of $1,229,645 is being amortised over 10 years.

         On October 12, 1998 the company acquired all of the issued and outstanding shares of Information Support Limited ("ISL") a major computer support services business based in Wokingham in England with regional support centres throughout the UK. The ISL is engaged in providing maintenance services to the computer industry and also engages in reselling of computer systems. The business combination has been accounted for under the purchase method. The results of ISL from October 12, 1998 have been included in the consolidated income statement. The cost of acquisition was $561,000 which was funded by way of a cash payment. The goodwill arising on the transaction of $1,918,717 is being amortised over 10 years.

         On December 23, 1998 the company acquired the Dublin based Premier Computer Group ("Premier") Premier currently comprises of six companies employing in excess of 250 people in Ireland and in the UK, which provides software services to the Credit Union, printing and packaging, cleaning and construction management sectors. The business combination has been accounted for using the purchase method. The results of Premier from December 23, 1998 have been included in the consolidated income statement. The cost of acquisition was $2,261,324 and was funded by way of a cash payment of $1,227,620 and the issue of 147,672 shares in Integrity Holdings Limited at at fair value $7.00 based on the quoted market price of the company's shares on the date of acquisition. The balance of the purchase price outstanding at December 31, 1998 of US$ 968,620 has been raised as a liability. The goodwill of $2,405,398 arising on the transaction is being amortised over 10 years.

                           INTEGRITY HOLDINGS LIMITED

           NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

3.       ACQUISITIONS (CONTINUED)

         A summary of the acquisitions is as follows:

         Net Liabilities Assumed           (938,502)
         Purchase consideration            4,615,258

         GOODWILL ARISING                  5,553,760

         There were no significant adjustments between fair values and the net assets acquired.

4.       SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING ESTIMATES

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         REVENUE RECOGNITION

         Revenue arising from the sale of hardware products represents invoiced sales during the period, net of valued added taxation and is recognised as the products are shipped. Revenue arising from annual maintenance, support and software contracts is recognised over the period of the contract.

         Deferred income arises when either a portion of a contract period, for which an invoice has been issued in advance, falls after the year end or where work invoiced has not been completed.

         INVENTORIES

         Inventories are stated at the lower of cost or market value using the first-in first-out (FIFO) convention.

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

4.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

         TANGIBLE FIXED ASSETS

         Depreciation is provided at the following annual rates in order to write off each asset over its estimated useful life:

         Office Equipment                        20% on cost
         Motor vehicles                          25% on cost
         Computer equipment                      33% on cost
         Improvements to premises                20% on cost

         The Land & Buildings are not depreciated as it is considered that the residual value and life of the property is such that the depreciation would be immaterial.

         INTANGIBLE FIXED ASSETS

         The Company classifies as goodwill the cost in excess of fair value of the net assets acquired in purchase transactions. The company has adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of".

         This statement requires the long-lived assets and certain identifiable assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The carrying value of long-term assets is periodically reviewed by management, and impairment loss, if any, are recognized when the expected non-discounted future operating cash flow derived from such assets are less than their carrying value. An impairment loss is measured by the difference between the carrying amount of the asset and the fair value of the long lived asset. The adoption of SFAS No.121 did not have any impact on the financial position, results of operations, or cash flows of the company.

         Goodwill is being depreciated over 10 years.

         RESEARCH AND DEVELOPMENT

         Research and development costs are expensed as incurred.

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

4.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

         DEFERRED TAXES

         The company accounts for its income tax on the liability method, under which deferred taxes are determined based on the difference between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the difference are expected to reverse. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realised.

         EARNINGS PER SHARE

         Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of common stock options.

         FOREIGN CURRENCY TRANSLATION

         The functional currencies of the Company's foreign subsidiaries are their local currencies, and accordingly, the assets and liabilities of these foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange in affect during the periods. To date, the Company has not entered into hedging transactions to protect against changes in foreign currency exchange rates. Other comprehensive income represents the translation difference arising when the asset and liabilities, of the company's foreign subsidiaries are translated from their functional currencies to US$.

         STOCK-BASED COMPENSATION

         The company applies Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for all stock option plans. Under APB 25, compensation cost is recognised for stock options granted at prices below market price of the underlying common stock on date of grant.

         SFAS No. 123, "Accounting for Stock Based Compensation." requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock options plans had been determined in accordance with the fair value method prescribed in SFAS No. 123

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

4.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

         COMPREHENSIVE INCOME

         The Company has adopted SFAS No. 130,"Reporting Comprehensive Income." Comprehensive Income is comprised of net income and all changes to the statement of stockholders' equity, except those due to investment by stockholders, changes is paid in capital and distributions to stockholders.

         IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         SFAS No. 133, "Accounting for derivative instruments and Hedging Activities" requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses results from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Management believes that the adoption of SFAS No. 133 will have no material effect on its financial statements.

         SOP 98-5, "Reporting on the Cost of Start-Up Activities," requires that the costs of start-up activities, including organization costs, be expensed as incurred. This statement is effective for financial statements issued for fiscal years beginning after December 15, 1998. Management believes that the adoption of SOP 98-5 will have no material effect on its financial statements.

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

4.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

         STATEMENT OF CASH FLOWS

         For the purpose of the statements of cash flow, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

5.       UNAUDITED PROFORMA RESULTS OF OPERATIONS

         The summarised unaudited pro-forma results of operations as set forth below for the years ended December 31, 1997 and 1998 assume that the acquisitions in 1998 occurred as of January 1, 1997.


                                                       YEAR ENDED    Year ended
                                                       DECEMBER 31  December 31
                                                            1998          1997
                                                             US$           US$
                                                      (UNAUDITED)     (Unaudited)
         Revenue                                       22,981,482      15,480,039

         Net Income/(loss)                            (1,428,343)          64,680

         Earnings/(loss) Per Share - Basic & Diluted       (0.33)            0.07

         Weighted Average
         Number of Shares in issue                      4,379,414         936,059

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

6.     TAXATION


                                               YEAR ENDED            Year ended     Year ended
                                              DECEMBER 31           December 31    December 31
                                                     1998                  1997           1996
                                                      US$                   US$            US$
         Taxation on the Wyse Group PLC
         only at 32% (1997:33%;1996:35%)          242,912                22,121         39,204
                                                  -------                ------         ------


         The taxation charges represent UK corporation taxation on the results of the Wyse Group PLC only for each of the three years ended December 31, 1998, 1997 & 1996. No charge to taxation arises for any of the other companies due to losses incurred. Deferred taxation has not been provised as management believe it will not crystalise.

7.       GOODWILL


                                             DECEMBER 31        December 31
                                                    1998               1997
                                                     US$                US$
         At beginning of year                          -                  -
         Goodwill arising on acquisition of
         subsidiaries (see note 3)             5,553,760                  -

         Amortised during the year              (58,551)                  -
                                                --------         ----------

         At end of year                        5,495,209                 -
                                                --------         ----------


8.       INVENTORIES

                                           DECEMBER 31        December 31
                                                  1998               1997
                                                   US$                US$
         Consumable stocks                       9,468                  -
         Work in progress                        2,646                  -
         Finished goods                        188,227                  -
         Computer equipment                      6,675                  -
                                              --------         ----------
                                               207,016                  -

                                              --------         ----------

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

9.       TANGIBLE ASSETS


                             LAND &         IMPROVEMENTS      OFFICE          MOTOR         COMPUTER        TOTAL
                             BUILDINGS      TO PREMISES       EQUIPMENT       VEHICLES      EQUIPMENT
                             US$            US$               US$                           US$             US$
Cost
At December 31, 1997                 -               -          11,803          89,091          21,726         122,620
Additions for the year         306,127          13,750         486,062         303,356         205,598       1,314,893
                               -------          ------         -------         -------         -------       ---------
At December 31, 1998           306,127          13,750         497,865         392,447         227,324       1,437,513
                               -------          ------         -------         -------         -------       ---------
Depreciation
At December 31, 1997                 -               -           4,583          67,029          11,872          83,484
Charge for the year                  -               -          29,322          18,929          13,265          61,516
                               -------          ------         -------         -------         -------       ---------
At December 31, 1998                 -               -          33,905          85,958          25,137         145,000
                               -------          ------         -------         -------         -------       ---------
Net Book Value
At December 31, 1998           306,127          13,750         463,960         306,489         202,187       1,292,513
                               -------          ------         -------         -------         -------       ---------
At December 31, 1997                 -               -           7,220          22,062           9,854          39,136
                               -------          ------         -------         -------         -------       ---------

                           INTEGRITY HOLDINGS LIMITED
          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

11.      STOCK OPTIONS

         The company does not have a stock option plan. Various stock options were granted to the founders/promoters of the company on July 14, 1998. The total number of shares authorised under these various agreements amounted to 6,279,500. Each option agreement expires on July 13, 2002: the vesting period is 4 years.

         Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires companies to either
         (a) record an expense related to its stock option plans based on the estimated fair value of stock options as of the date of the grant or
         (b) disclose pro forma net income and earnings per share data as if the company had recorded an expense, beginning with options granted in 1995.

         The fair value of each option as of the date of grant was computed using the Black-Scholes pricing model and the following weighted average assumptions: expected volatility 59%, no dividend, risk free interest rate of 5% and expected life of four years. The compensation expense, as computed was nominal and there was no affect on net loss per share. The options are vested with the founders/promoters on issue subject to a maximum of 1/3 within 12 months of date of issue; 2/3rd within 24 months of date of issue, the balance being available thereafter until the fourth anniversary of date of issue.

         A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:


         SHARES IN THOUSANDS              1998                      1997                     1996
                                 -------------------       --------------------     ----------------------
                                            WEIGHTED                   WEIGHTED                   WEIGHTED
                                             AVERAGE                    AVERAGE                    AVERAGE
                                            EXERCISE                   EXERCISE                   EXERCISE
                                   SHARES     PRICE           SHARES     PRICE        SHARES        PRICE
         Beginning of year            -          $nil            -            -            -            -

         Granted                  6,279        $ 1.00            -            -            -            -

         Exercised                 (492)       $ 1.00            -            -            -            -

         Outstanding
         at end of year           5,787        $ 1.00            -            -            -            -

         Exercisable
         - at end of year         1,601        $ 1.00            -            -            -            -
         - thereafter             4,186        $ 1.00            -            -            -            -


                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

12.      OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

         At December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." Prior-period amounts have been restated in accordance with the requirements of SFAS 131. Segment accounting policies are the same as policies described in note 1.

         BASIS FOR PRESENTATION

         The Company operates in the computer and information technology sector providing services to various industrial sectors in international markets. The Company is also involved in the provision of financial services to its user base. The Company has currently four major subsidiaries operating offering products and services to the following sectors: print and packing, credit unions, construction and cleaning management.

         The Company manages its businesses based on the nature of products provided.

         The Company evaluates the performance of its businesses based on direct contribution margin. Direct contribution margin includes R&D, marketing, and administrative expenses directly attributable to the segment and excludes certain expenses which are managed outside the reportable segment. Costs excluded from segment profit are indirect operating expenses, primarily consisting of selling and corporate expenses, and income taxes.

         The company divides its operations into four operating segments:

         Computer and Information Technology Leasing Brokerage (Segment A) Software applications for industrial cleaning management (Segment B) Computer support and hardware maintenance services (Segment C) Software Operations for credit unions, construction and print & packaging sectors (Segment D)

         As the financial statements have been drawn up on the basis that The Wyse Group plc is the predecessor entity (which operates solely in Segment A), the income statements for the year ended December 31, 1997 and 1996 solely disclose information for this operating segment.

         Segment D relates to Premier Computer Group which was acquired on December 23, 1998 and as stated in note 3, is consolidated from this date.

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

12.      OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONTINUED)

         Summary operating segment information for the year ended December 31, 1998 is as follows:


------------------------------------------------------------------------------------------------------------
                           SEGMENT          SEGMENT          SEGMENT         SEGMENT            AS PER
                              A                B                C               D              FINANCIAL
                            US $             US $             US $            US $            STATEMENTS
                                                                                                  US $
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


    NET SALES              7,943,045          333,030        2,127,056                -       10,403,131
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
DIRECT CONTRIBUTION        1,808,212          309,368          758,032                -        2,875,612
      MARGIN
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
   FIXED ASSET
    ADDITIONS                208,364           38,062          437,838          630,629        1,314,893
------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS            2,220,910          994,740        2,646,405        2,401,989       13,978,081*
------------------------------------------------------------------------------------------------------------

         The Company closely monitors the credit worthiness of its customers, adjusting credit policies and limits as deemed necessary. No single customer comprised 10% or more of the Company's net sales in 1998, 1997 and 1996.

         An analysis of the geographical breakdown indicates :



                                  IRELAND          UK      ELIMINATED ON    CONSOLIDATED
                                                           CONSOLIDATION
                                      US$         US$                US$             US$
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
         NET SALES                 -       10,403,131                -        10,403,131
----------------------------------------------------------------------------------------
         OPERATING PROFIT          -          756,966                -           756,966
----------------------------------------------------------------------------------------
         NET INCOME                -          586,259                -           528,329
----------------------------------------------------------------------------------------
         IDENTIFIABLE ASSETS       -        9,015,650          (532,778)       8,482,872
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


         * The total asset of US$13,978,081 includes goodwill of US$5,495,209 and other assets held by the Parent Company of US$218,828 which have not been included in the total assets of the reported segments.

         All of the activity for the fiscal years ended December 31, 1996 and 1997 occurred in the United Kingdom as these periods represent the activities of the Wyse Group PLC only (i.e. Segment A)

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

13.      INTERESTS IN SHARES

         The directors had interests in the company's shares as follows at December 31, 1998:


                                ISSUED SHARES OF
                                COMMON STOCK AT
                                 US$0.001 EACH
         Paul Carroll              150,000
         Ken Butler                 25,000

14.      EARNINGS PER COMMON SHARE

         The weighted average number of shares used in the diluted 1998 earnings per share calculation has been arrived at as follows:

         Weighted average number of shares for basic EPS       4,132,132
         Adjustment for stock options                          5,382,429

         WEIGHTED AVERAGE NUMBER OF SHARES FOR DILUTED EPS     9,514,561


15.      COMMITMENTS UNDER OPERATING LEASES

         AS AT DECEMBER 31, 1998


                                                  US$           US$
                                               Land &         Other
                                            Buildings         Items
         Operating leases which expire:
         Within one year                      115,988       238,054
         Within 2 to 5 years                   48,329       194,079
                                              -------       -------
                                              164,317       432,133
                                              -------       -------

         The rent expense of the company for the year amounted to US $193,467 (1997 : US $35,531; 1996 :US $22,166)

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

16.      POST BALANCE SHEET EVENTS

         ISSUE OF COMMON STOCK

         The company made the following additional stock issuances since the year end

         - 125,000 common shares issued on February 12, 1999 at $1.00 per share as per option exercise agreement.

         - 366,666 common shares issued on February 26, 1999 at $1.00 per share as per option exercise agreement

         ACQUISITIONS

         On March 26 1999, Progress Computer Systems (a wholly owned subsidiary of the Premier Computer Group which is a wholly owned subsidiary of the Company) acquired the customer base and software rights of Axon Veterinary Limited.

         Axon supplied software and related information technology services to the veterinary practices in the United Kingdom and Ireland. Axon has in excess of 800 customers.

         The consideration for Axon was $445,500 in cash. The acquisition was funded from cash generated from operations.

17.      APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

         These consolidated financial statements were approved by the directors on 30 June 1999.

                                  EXHIBIT FS-2

                  REPORT OF DIRECTORS AND FINANCIAL STATEMENTS
                FOR THE PERIOD OF 1 JULY 1998 TO 31 DECEMBER 1998
                             FOR THE WYSE GROUP PLC

                          Report of the Directors and

    Financial Statements for the Period 1 July 1998 to 31 December 1998

                                      for

                               THE WYSE GROUP PLC

                              THE WYSE GROUP PLC




                       Index to the Financial Statements
                 for the Period 1 July 1998 to 31 December 1998



                                                                     Page
Company Information                                                      1

Report of the Directors                                                  2

Report of the Auditors                                                   4

Profit and Loss Account                                                  5

Balance Sheet                                                            6

Cash Flow Statement                                                      7

Notes to the Cash Flow Statement                                         8

Notes to the Financial Statements                                       10

Trading and Profit and Loss Account                                     17

                              THE WYSE GROUP PLC




                               Company Information
                 for the Period 1 July 1998 to 31 December 1998


DIRECTORS:                             J S Hall
                                       W Fowkes
                                       P C Carroll


SECRETARY:                             A E Hall


REGISTERED OFFICE:                     14-15 Chiltern Court
                                       Asheridge Road
                                       Chesham
                                       Buckinghamshire
                                       HP5 2PX


REGISTERED NUMBER:                     02520211


AUDITORS:                              Logan & Brewerton
                                       Chartered Certified Accountants
                                         and Registered Auditors
                                       Astral House
                                       Granville Way
                                       Bicester
                                       Oxon

                            THE WYSE GROUP PLC

                          REPORT OF THE DIRECTORS
                FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

The directors present their report with the financial statements of the company for the period 1 July 1998 to 31 December 1998.

PRINCIPAL ACTIVITY
The principal activity of the company in the period under review was that of arranging finance and lease agreements and the supply of computer systems to which the finance relates within the United Kingdom.

REVIEW OF BUSINESS
The results for the period and financial position of the company are as shown in the annexed financial statements.

The directors are pleased with the results achieved during the period and are confident that the future will see continued growth in turnover and profitability as the company continues to expand.

DIVIDENDS
No dividends will be distributed for the period ended 31 December 1998.

FIXED ASSETS
The net book value of Fixed Assets increased from L36,721 to L171,510 during the period. Further details are shown in the notes to the financial statements.

DIRECTORS
The directors during the period under review were:

J S Hall
A E Hall                      -resigned 4.8.1998
W Fowkes
P C Carroll                   -appointed 13.8.1998

The beneficial interests of the directors holding office on 31 December 1998 in the issued share capital of the company were as follows:

                                                                    1.7.98
                                                                  or date of
                                                                 appointment
                                             31.12.98              if later
Ordinary L1 shares
J S Hall                                            -                49,999
W Fowkes                                            -                     -
P C Carroll                                         -                     -

STATEMENT OF DIRECTORS' RESPONSIBILITIES
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to

-  select suitable accounting policies and then apply them consistently;
-  make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                              THE WYSE GROUP PLC

                            REPORT OF THE DIRECTORS
                  FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

AUDITORS
The auditors, Logan & Brewerton, will be proposed for re-appointment in accordance with Section 385 of the Companies Act 1985.


ON BEHALF OF THE BOARD:


/s/ J S Hall
----------------------------
J S Hall - DIRECTOR

Dated:     9th March 1999.

                              THE WYSE GROUP PLC

                            PROFIT AND LOSS ACCOUNT
                 FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

                                                              Period               Period
                                                              1.7.98               1.1.98
                                                                to                   to
                                                             31.12.98             30.6.98
                                                           ------------         -----------
                                  Notes                           L                   L
TURNOVER                            2                        2,274,805            2,425,937

Cost of sales                                                1,589,904            2,111,779
                                                           ------------         -----------
GROSS PROFIT                                                   684,901              314,158

Administrative expenses                                        299,306              283,618
                                                           ------------         -----------
                                                               385,595               30,540

Other operating income              3                           22,500               22,500
                                                           ------------         -----------
OPERATING PROFIT                    5                          408,095               53,040

Interest receivable and
similar income                      6                            3,550                  268
                                                           ------------         -----------
                                                               411,645               53,308
Interest payable and
similar charges                     7                            2,613                1,376
                                                           ------------         -----------
PROFIT ON ORDINARY ACTIVITIES
BEFORE TAXATION                                                409,032               51,932

Tax on profit on ordinary
activities                          8                          129,500               16,950
                                                           ------------         -----------
PROFIT FOR THE FINANCIAL PERIOD
AFTER TAXATION                                                 279,532               34,982

Dividends                           9                                -               10,000
                                                           ------------         -----------
                                                               279,532               24,982

Retained profit brought forward                                 91,004               66,022
                                                           ------------         -----------
RETAINED PROFIT CARRIED FORWARD                               L370,536              L91,004
                                                           ============         ===========

CONTINUING OPERATIONS
None of the company's activities were acquired or discontinued during the current or previous periods.

TOTAL RECOGNISED GAINS AND LOSSES
The company has no recognised gains or losses other than the profits for the current or previous periods.


                The notes form part of these financial statements

                            THE WYSE GROUP PLC

                               BALANCE SHEET
                             31 DECEMBER 1998

                                                       1998                         1998
                                               -------------------------  -----------------------
                                Notes               L              L              L            L
FIXED ASSETS:
Tangible assets                  10                              143,792                     36,721
Investments                      11                               27,718                          -
                                                             -----------                -----------
                                                                 171,510                     36,721
CUURENT ASSETS:
Debtors                          12              1,061,790                     488,772
Cash at bank and in hand                            95,616                      39,633
                                              ------------                 -----------
                                                 1,157,406                     528,405
CREDITORS: Amounts falling
due within one year              13                846,841                     424,122
                                              ------------                 -----------
NET CURRENT ASSETS:                                              310,565                    104,283
                                                             -----------                -----------
TOTAL ASSETS LESS CURRENT
LIABILITIES:                                                     482,075                    141,004

CREDITORS: Amounts falling
due after more than one year     14                               61,539                          -
                                                             -----------                -----------
                                                                L420,536                   L141,004
                                                             ===========                ===========

CAPITAL AND RESERVES:
Called up share capital          16                               50,000                     50,000
Profit and loss account                                          370,536                     91,004
                                                             -----------                -----------
Shareholders' funds              21                             L420,536                   L141,004
                                                             ===========                ===========

ON BEHALF OF THE BOARD:


----------------------
J S Hall - DIRECTOR

Approved by the Board on
                        -----------------------


                    The notes form part of these financial statements

                                THE WYSE GROUP PLC

                                CASH FLOW STATEMENT
                     FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

                                                                 Period                    Period
                                                                 1.7.98                    1.1.98
                                                                   to                        to
                                                                31.12.98                   30.6.98
                                                              ------------               -----------
                                          Notes                       L                         L
Net cash inflow
from operating activities                   1                      210,094                     4,496

Returns on investments and
servicing of finance                        2                          937                    (1,108)

Taxation                                                            (2,500)                   (2,950)

Capital expenditure
and financial investment                    2                      (38,590)                  (13,149)

Equity dividends paid                                                    -                   (10,000)
                                                                  ---------                 ---------
                                                                   169,941                   (22,711)

Financing                                   2                     (105,122)                   (2,316)
                                                                  ---------                 ---------
Increase/(Decrease) in cash in the period                          L64,819                  L(25,027)
                                                                  =========                 =========
-------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow
to movement in net funds                    3

Increase/(Decrease) in cash in the period                           64,819                   (25,027)
                                                                  ---------                 ---------

Change in net funds resulting
from cash flows                                                     64,819                   (25,027)
New finance leases                                                (112,923)                        -
                                                                  ---------                 ---------
Movement in net funds in the period                                (48,104)                  (25,027)
Net funds at 1 July 1998                                            30,797                    55,824
                                                                  ---------                 ---------
Net (debt)/funds at 31 December 1998                              L(17,307)                  L30,797
                                                                  =========                 =========


                  The notes form part of these financial statements

                               THE WYSE GROUP PLC

                         NOTES TO THE CASH FLOW STATEMENT
                  FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

1.   RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING
     ACTIVITIES

                                                    Period              Period
                                                    1.7.98              1.1.98
                                                      to                  to
                                                   31.12.98            30.6.98
                                                       L                  L
Operating profit                                    408,095             53,040
Depreciation charges                                 16,724              7,507
Profit on sale of fixed assets                            -             (7,291)
Increase in debtors                                (445,060)          (182,891)
Increase in creditors                               230,335            134,131
                                                  ---------         ----------
Net cash inflow
from operating activities                           210,094              4,496
                                                  =========         ==========

2.   ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

                                                    Period              Period
                                                    1.7.98              1.1.98
                                                      to                  to
                                                   31.12.98            30.6.98
                                                       L                   L
Returns on investments and
servicing of finance
Interest received                                     3,550                268
Interest paid                                        (2,613)            (1,376)
                                                  ---------           --------
Net cash inflow/(outflow)
for returns on investments and
servicing of finance                                    937             (1,108)
                                                  =========           ========

Capital expenditure
and financial investment
Purchase of tangible fixed assets                   (10,872)           (33,849)
Cash payments - investment purch                    (27,718)                 -
Sale of tangible fixed assets                             -             20,700
                                                  ---------           --------
Net cash outflow
for capital expenditure                             (38,590)           (13,149)
                                                  =========           ========

Financing
Loan repayments in year                                                 (2,316)
Amount introduced by directors                       15,558                  -
Finance Leases written                             (120,680)                 -
                                                  ---------           --------
Net cash outflow
from financing                                     (105,122)            (2,316)
                                                  =========           ========


                The notes form part of these financial statements

                              THE WYSE GROUP PLC

                        NOTES TO THE CASH FLOW STATEMENT
                 FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

3.   ANALYSIS OF CHANGES IN NET FUNDS

                                                                   Other
                                                                  non-cash
                                      At 1.7.98     Cash flow     changes    At 31.12.98
                                           L            L            L            L
     Net cash:
     Cash at bank and in hand            39,633       55,983                    95,616
     Bank overdraft                      (8,836)       8,836                         -
                                        -------      -------                   -------
                                         30,797       64,819                    95,616
                                        -------      -------                   -------


     Debt:
     Hire purchase
     or finance leases                        -            -     (112,923)    (112,923)
                                         -------     -------      ------      --------
                                              -            -     (112,923)    (112,923)
                                         -------     -------      -------     --------

     Total                               30,797       64,819     (112,923)      17,307
                                         ------      -------      -------     --------
                                         ------      -------      -------     --------

     Analysed in Balance Sheet

     Cash at bank and in hand            39,633                                 95,616
     Bank Overdraft                      (8,836)                                     -
     Hire purchase
     or finance leases
      within one year                         -                                (51,384)
      after one year                          -                                (61,539)
                                         ------                               --------
                                         30,797                                (17,307)
                                         ------                               --------
                                         ------                               --------










                  The notes form part of these financial statements

                              THE WYSE GROUP PLC

                      NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

1.   ACCOUNTING POLICIES

     ACCOUNTING CONVENTION
     The financial statements have been prepared under the historical cost convention.

     TURNOVER
     Turnover represents net invoiced sales of goods, excluding value added tax.

     TANGIBLE FIXED ASSETS
     Depreciation is provided at the following annual rates in order to write off each asset over its estimated useful life.

     Fixtures and Fittings              -15% on cost
     Motor Vehicles                     -15% on cost
     Computer Equipment                 -20% on cost

     DEFERRED TAXATION
     Provision is made at current rates for taxation deferred in respect of all material timing differences except to the extent that, in the opinion of the directors, there is reasonable probability that the liability will not arise in the foreseeable future.

     HIRE PURCHASE AND LEASING COMMITMENTS
     Assets obtained under hire purchase or leasing contracts are capitalised in the balance sheet.

     The interest element of these obligations is charged to the profit and loss account over the relevant period. The capital element of the future payments is treated as a liability.

     PENSIONS
     The company operates a defined contribution pension scheme. Contributions payable for the period are charged in the profit and loss account.

2.   TURNOVER

     The turnover and profit before taxation are attributable to the one principal activity of the company.

3.   OTHER OPERATING INCOME

                                                         Period    Period
                                                         1.7.98    1.1.98
                                                           to        to
                                                         31.12.98  31.6.98
                                                            L         L
Management Fees                                           22,500    22,500
                                                         --------  -------
                                                         --------  -------

4.   STAFF COSTS


                                                         Period    Period
                                                         1.7.98    1.1.98
                                                           to        to
                                                         31.12.98  30.6.98
                                                            L         L
Wages and salaries                                        175,965   139,464
Social security costs                                      18,369    13,093
Other pension costs                                           942     3,250
                                                         --------   -------
                                                          195,276   155,807
                                                         --------   -------
                                                         --------   -------

                              THE WYSE GROUP PLC

                         NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

4.   STAFF COSTS - CONTINUED

     The average monthly number of employees during the period was as follows:

                                                         Period    Period
                                                         1.7.98    1.1.98
                                                           to        to
                                                         31.12.98  30.6.98
     Administration                                          16        12
                                                         ------    ------
                                                         ------    ------

5.   OPERATING PROFIT
     The operating profit is stated after charging/(crediting):

                                                         Period     Period
                                                         1.7.98     1.1.98
                                                           to         to
                                                        31.12.98    30.6.98
                                                            L          L
     Depreciation - owned assets                            5,599     7,507
     Depreciation - assets on hire purchase contracts
                    or finance leases                      11,126         -
     Profit on disposal of fixed assets                         -    (7,291)
     Auditors' remuneration                                 3,000     3,000
                                                           ------    ------
                                                           ------    ------

     Directors' emoluments                                 54,000    31,125
                                                           ------    ------
                                                           ------    ------

6.   INTEREST RECEIVABLE AND SIMILAR INCOME

                                                         Period     Period
                                                         1.7.98     1.1.98
                                                           to         to
                                                         31.12.98   30.6.98
                                                            L          L
     Interest Receivable                                    3,550       268
                                                           ------    ------
                                                           ------    ------

7.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                         Period    Period
                                                         1.7.98    1.1.98
                                                           to        to
                                                         31.12.98  30.6.98
                                                            L         L

     Hire Purchase Interest                                 2,613        -
     Loan Interest                                              -       393
     Pension Scheme Loan Interest                               -       983
                                                           ------    ------
                                                            2,613     1,376
                                                           ------    ------
                                                           ------    ------


                             THE WYSE GROUP PLC

                      NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

8.   TAXATION
     The tax charge on the profit on ordinary activities for the period was as follows:

                                                                         Period    Period
                                                                         1.7.98    1.1.98
                                                                           to        to
                                                                        31.12.98   30.6.98
                                                                            L         L
     UK Corporation Tax                                                 129.500     16.950
                                                                        --------   -------
                                                                        --------   -------

     UK Corporation Tax has been charged at 31% (1998 - 27.30%).

9.   DIVIDENDS

                                                                         Period    Period
                                                                         1.7.98    1.1.98
                                                                           to        to
                                                                        31.12.98   30.6.98
                                                                            L         L
     Equity shares:
     Interim Dividend                                                          -    10.000
                                                                        --------   -------
                                                                        --------   -------

10.  TANGIBLE FIXED ASSETS

                                       Fixtures
                                          and          Motor         Computer
                                        Fittings     Vehicles        Equipment      Totals
                                      -----------   ----------     ------------   ---------
                                           L             L               L            L
     COST:
     At 1 July 1998                     8,521        33,670          23,389         65,580
     Additions                         15,878        61,383          46,534        123,795
                                      -------       -------         -------       --------
     At 31 December 1998               24,399        95,053          69,923        189,375
                                      -------       -------         -------       --------
     DEPRECIATION:
     At 1 July 1998                     3,639        14,140          11,079         28,858
     Charge for period                  1,774         8,368           6,583         16,725
                                      -------       -------         -------       --------
     At 31 December 1998                5,413        22,508          17,662         45,583
                                      -------       -------         -------       --------
     NET BOOK VALUE:
     At 31 December 1998               18,986        72,545          52,261        143,792
                                      -------       -------         -------       --------
                                      -------       -------         -------       --------
     At 30 June 1998                    4,881        19,530          12,310         36,721
                                      -------       -------         -------       --------
                                      -------       -------         -------       --------

                             THE WYSE GROUP PLC

                      NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

10.  TANGIBLE FIXED ASSETS - continued

     Fixed assets, included in the above, which are held under hire purchase contracts or finance leases are as follows:

                                       Fixtures
                                          and          Motor         Computer
                                        Fittings     Vehicles        Equipment      Totals
                                      -----------   ----------     ------------   ---------
                                           L             L               L            L
     COST:
     Additions                         14,780        40,416          40,000         95,196
                                      -------       -------         -------       --------
     At 31 December 1998               14,780        40,416          40,000         95,196
                                      -------       -------         -------       --------
     DEPRECIATION:
     Charge for period                  1,110         6,016           4,000         11,126
                                      -------       -------         -------       --------
     At 31 December 1998                1,110         6,016           4,000         11,126
                                      -------       -------         -------       --------
     NET BOOK VALUE:
     At 31 December 1998               13,670        34,400          36,000         84,070
                                      -------       -------         -------       --------
                                      -------       -------         -------       --------

11.  FIXED ASSET INVESTMENTS

                                                                                      L
     COST:
     Additions                                                                      27,718
                                                                                  --------
     At 31 December 1998                                                            27,718
                                                                                  --------
     NET BOOK VALUE:
     At 31 December 1998                                                            27,718
                                                                                  --------
                                                                                  --------

                                                                     1998            1998
                                                                       L               L
     Unlisted investments                                            27,718              -
                                                                    -------       --------
                                                                    -------       --------

     The company's investments at the balance sheet date in the share capital of unlisted companies include the following:

     Wyse Leasing Limited
     Nature of business: Dormant


                                              %
     Class of shares:                      holding
     Ordinary                               100.00

                                                                     1998
                                                                       L
Aggregate capital and reserves                                       25,118
                                                                    -------
                                                                    -------

On 18 July 1998, the Company acquired the whole of the issued share capital of Wyse Leasing Limited, from Mr. JS Hall (a director) at a cost of L25,118.

                             THE WYSE GROUP PLC

                      NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

11.  FIXED ASSET INVESTMENTS - continued

     Wyse Direct Limited
     Nature of business: Dormant

                                              %
     Class of shares:                     holding
     Ordinary                              100.00



     Consolidated Financial Statements.

     The Directors have relied upon the provisions of Section 229(2) of the Companies Act 1985, which permits the exclusion from consolidation of any subsidiary where that exclusion would not be material for the purpose of the Financial Statements giving a true and fair view.


12.  DEBTORS

                                                                       1998       1998
                                                                         L          L
     Amounts falling due within one year:

     Trade Debtors                                                    400,040    391,301
     Other Debtors                                                    461,628     57,708
     Prepayments                                                       69,666     32,487
     Finance Leases                                                    46,905      4,776
     ACT Recoverable                                                    5,000      2,500
                                                                      -------    -------
                                                                      983,239    488,772
                                                                      -------    -------
                                                                      -------    -------


     Amounts falling due after more than one year:

     Finance Leases                                                    78,551        -
                                                                      -------    -------
                                                                      -------    -------

     Aggregate amounts                                              1,061,790    488,772
                                                                    ---------  ---------
                                                                    ---------  ---------



13.  CREDITORS:  AMOUNTS FALLING
     DUE WITHIN ONE YEAR


                                                                       1998       1998
                                                                         L          L
     Bank loans and overdrafts
             (see note 15)                                                  -     15,156
     Trade Creditors                                                  316,535    189,284
     Directors Current Accounts                                        15,558          -
     HP Liabilities                                                    51,384          -
     Other Creditors                                                  230,008    126,597
     Other Taxes & Social Security                                     64,831     56,139
     Taxation                                                         157,000     27,500
     Accrued Expenses                                                  11,525      9,446
                                                                    ---------   --------
                                                                      846,841    424,122
                                                                    ---------   --------
                                                                    ---------   --------

                              THE WYSE GROUP PLC

                      NOTES TO THE FINANCIAL STATEMENTS
               FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

14.  CREDITORS: AMOUNTS FALLING
     DUE AFTER MORE THAN ONE YEAR

                                                      1998           1998
                                                       L              L
     Hire Purchase
                                                     61,539              -
                                                     ------         ------
                                                     ------         ------

15. LOANS AND OVERDRAFTS

    An analysis of the maturity of loans and overdrafts is given below:

                                                      1998           1998
                                                       L              L
     Amounts falling due within one year or on
      demand:

     Bank overdrafts                                     -           8,836
     Bank loans                                          -           6,320
                                                     ------         ------
                                                         -          15,156
                                                     ------         ------
                                                     ------         ------

16.  CALLED UP SHARE CAPITAL

     Authorised, allotted, issued and fully paid:

     Number:     Class:                Nominal        1998           1998
                                        value:         L              L
     50,000      Ordinary                L1          50,000         50,000
                                                     ------         ------
                                                     ------         ------

17.  ULTIMATE PARENT COMPANY

     On 4 August 1998, the whole of the share capital of the Company was acquired by Integrity Holdings Limited, a company registered in California, USA.

18.  CAPITAL COMMITMENTS

                                                      1998           1998
                                                       L              L
     Contracted but not provided for in the
     financial statements
                                                     20,742              -
                                                     ------         ------
                                                     ------         ------

19.  OTHER FINANCIAL COMMITMENTS

     There are operating leases on vehicles in operation at the balance sheet date. The company is committed to further monthly payments amounting to a total of L5,944 whilst in possession of the vehicles.

     There is an operating lease on computer and office equipment in operation at the balance sheet date. The company is committed to further monthly payments amounting to a total of L7,215 whilst in possession of this equipment.

                              THE WYSE GROUP PLC

                      NOTES TO THE FINANCIAL STATEMENTS
               FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

20.  RELATED PARTY DISCLOSURES

     Transactions and balances outstanding at the end of the period with other companies in which Mr. J. Hall was also a director and shareholder during the period were as follows.

                                                         Inter-Company Balances
                                               Amount    Due (to)/from Company
                                                   L                L
     Wyse Leasing (North) Limited
                   Sales                         6,537           14,771
                   Management Charges            4,500
                   Purchases                   (40,202)

     Primary Presentations Limited                              200,127
                   Sales                        49,324
                   Management Charges           18,000
                   Purchases                      (364)

     Wyse Leasing Limited                                          (765)

     Wyse Leasing (Midlands) Limited                           (149,687)
                   Sales                           683
                   Purchases                    (4,903)


     Wyse Leasing (South West) Limited                              118
                   Sales                         1,290
                   Purchases                   (12,954)

     Integrity Holdings Limited                                 322,896

     Information Support Limited                                 95,157
                   Sales                        19,077

     All transactions were undertaken at arms length and on normal commercial terms.

21.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                      1998           1998
                                                       L              L
     Profit for the financial period                 279,532         34,982
     Dividends                                             -        (10,000)
                                                     -------        -------
     NET ADDITION TO SHAREHOLDERS' FUNDS             279,532         24,982
     Opening shareholders' funds                     141,004        116,022
                                                     -------        -------
     CLOSING SHAREHOLDERS' FUNDS                     420,536        141,004
                                                     -------        -------
                                                     -------        -------

     Equity interests                                420,536        141,004
                                                     -------        -------
                                                     -------        -------

                                   Page 16

                              THE WYSE GROUP PLC

                      TRADING AND PROFIT AND LOSS ACCOUNT
               FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998

                                        Period                   Period
                                 1.7.98 to 31.12.98        1.1.98 to 30.6.98
                               ---------------------     --------------------
                                   L           L             L          L

Sales                                      2,274,805                 2,425,937

Cost of sales:
Purchases                      1,528,428                  2,092,340
Commissions Payable               61,476                     19,439
                               ---------   1,589,904      ---------  2,111,779
                                           ---------                 ---------
                                             684,901                   314,158

GROSS PROFIT

Other Income:
Management Fees                   22,500                     22,500
Interest Receivable                3,550                        268
                               ---------      26,050      ---------     22,768
                                           ---------                 ---------
                                             710,951                   336,926


Expenditure:
Directors Remuneration            54,000                     31,125
Employer' N.I.C.                   5,400                      2,713
Pension Contributions                442                      2,650
Wages & Salaries                 121,965                    108,339
Employer's N.I.C.                 12,969                     10,380
Pensions                             500                        600
Telephone & Facsimile             12,385                     11,668
Printing, Postage & Stationery    16,998                     12,956
Marketing & Promotion             10,683                      7,789
Travel & Subsistence               7,377                      1,386
Motor Expenses                    16,472                     18,066
Staff Training                     1,544                        220
Insurance                             91                        743
Repairs & Renewals                   425                      2,411
Cleaning                           2,330                      1,446
Sundry Expenses                      960                      8,461
Auditors Remuneration              3,000                      3,000
Legal & Professional Fees          1,140                        400
Computing Costs                  (15,135)                    30,139
Accountancy Fees                   8,301                      2,992
Entertainment                      2,361                      5,838
Rent & Rates                      15,072                     17,761
Light & Heat                       1,053                      1,083
                               ---------     280,333      ---------    282,166
                                           ---------                 ---------
Carried Forward                              430,618                    54,760

         THIS PAGE DOES NOT FORM PART OF THE STATUTORY FINANCIAL STATEMENTS

                              THE WYSE GROUP PLC

                       TRADING AND PROFIT AND LOSS ACCOUNT
                  FOR THE PERIOD 1 JULY 1998 TO 31 DECEMBER 1998


                                                Period                   Period
                                           1.7.98 to 31.12.98        1.1.98 to 30.6.98
                                           ------------------        -----------------
                                            L            L              L         L
Brought forward                                       430,618                   54,760

Finance costs:
Hire Purchase Interest                        2,613                         -
Loan Interest                                     -                       393
Pension Scheme Loan Interest                      -                       983
Bank Charges & Interest                       2,249                     1,236
                                           --------     4,862        --------    2,612
                                                     --------                  -------
                                                      425,756                   52,148


Depreciation:
Fixtures and Fittings                         1,773                       853
Motor Vehicles                                8,368                     2,790
Computer Equipment                            6,583                     3,864
                                           --------    16,724        --------    7,507
                                                     --------                  -------
                                                      409,032                   44,641

Profit on disposal of fixed assets:
Motor Vehicles                                              -                    7,291
                                                     --------                  -------
NET PROFIT                                           L409,032                  L51,932
                                                     ========                  =======





       This page does not form part of the statutory financial statements

                           Report of the Director and

               Financial Statements for the Year Ended 31 December 1998

                                      for

                              WYSE LEASING LIMITED

                             WYSE LEASING LIMITED




                      Index to the Financial Statements
                     for the Year Ended 31 December 1998


                                                                Page
           Company Information                                    1

           Report of the Director                                 2

           Report of the Auditors                                 3

           Profit and Loss Account                                4

           Balance Sheet                                          5

           Notes to the Financial Statements                      6

           Trading and Profit and Loss Account                    9

                                WYSE LEASING LIMITED

                                 COMPANY INFORMATION
                          FOR THE YEAR ENDED 31 DECEMBER 1998

                  DIRECTOR:                 J S Hall



                  SECRETARY:                A E Hall



                  REGISTERED OFFICE:        14-15 Chiltern Court
                                            Asheridge Road
                                            Chesham
                                            Buckinghamshire
                                            HP5 2PX



                  REGISTERED NUMBER:        02438576



                  AUDITORS:                 Logan & Brewerton
                                            Chartered Certified Accountants
                                            Astral House
                                            Granville Way
                                            Bicester
                                            Oxon
                                            OX6 0JT

                              WYSE LEASING LIMITED

                             REPORT OF THE DIRECTOR
                        FOR THE YEAR ENDED 31 DECEMBER 1998

The director presents his report with the financial statements of the company for the year ended 31 December 1998.

PRINCIPAL ACTIVITY
The principal activity of the company in the year under review was that of dormant company.

DIRECTORS
The directors during the year under review were:


J S Hall
A E Hall                        - resigned 4.8.1998


The beneficial interest of the director holding office on 31 December 1998 in the issued share capital of the company was as follows:

                                           31.12.98         1.1.98

Ordinary L1 shares
J S Hall                                         -            9,999

STATEMENT OF DIRECTOR'S RESPONSIBILITIES
Company law requires the director to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the director is required to

-  select suitable accounting policies and then apply them consistently;
-  make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The director is responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable him to ensure that the financial statements comply with the Companies Act 1985. He is also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS
The auditors, Logan & Brewerton, will be proposed for re-appointment in accordance with Section 385A of the Companies Act 1985.

This report has been prepared in accordance with the special provisions of
Part VII of the Companies Act 1985 relating to small companies.

ON BEHALF OF THE BOARD:

/s/ J S Hall
----------------------------
J S Hall - DIRECTOR

Dated:   9th MARCH 1999

                          WYSE LEASING LIMITED

                         PROFIT AND LOSS ACCOUNT
                    FOR THE YEAR ENDED 31 DECEMBER 1998

                                                       1998                1997
                                                   -----------         -----------
                                  Notes                  L                   L
TURNOVER                            2                      -              171,457

Cost of sales                                              -               15,248
                                                   -----------         -----------
GROSS PROFIT                                               -              156,209

Administrative expenses                                    -              112,973
                                                   -----------         -----------
OPERATING PROFIT                    3                      -               43,236

Interest receivable and
similar income                      4                      -                   45
                                                   -----------         -----------
PROFIT ON ORDINARY ACTIVITIES
BEFORE TAXATION                                            -               43,281

Tax on profit on ordinary
activities                          5                      -                9,500
                                                   -----------         -----------
PROFIT FOR THE FINANCIAL YEAR
AFTER TAXATION                                             -               33,781

Dividends                           6                      -              100,200
                                                   -----------         -----------
                                                           -              (66,419)

Retained profit brought forward                       15,118               81,537
                                                   -----------         -----------
RETAINED PROFIT CARRIED FORWARD                      L15,118              L15,118
                                                   ===========         ===========

              The notes form part of these financial statements

                             WYSE LEASING LIMITED

                                BALANCE SHEET
                              31 DECEMBER 1998

                                                       1998                   1997
                                                    ----------             ----------
                                       Notes            L                       L
CURRENT ASSETS:
Debtors                                  7          35,234                  111,117
Cash at bank                                         4,473                    6,384
                                                  --------                 --------
                                                    39,707                  117,501
CREDITORS: Amounts falling
due within one year                      8          14,589                   92,383
                                                  --------                 --------
NET CURRENT ASSETS:                                 25,118                   25,118
                                                  --------                 --------
TOTAL ASSETS LESS CURRENT
LIABILITIES:                                       L25,118                  L25,118
                                                  --------                 --------
                                                  --------                 --------

CAPITAL AND RESERVES:
Called up share capital                  9          10,000                   10,000
Profit and loss account                             15,118                   15,118
                                                  --------                 --------
Shareholders' funds                                L25,118                  L25,118
                                                  --------                 --------
                                                  --------                 --------


These financial statements have been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies and with the Financial Reporting Standard for Smaller Entities.

ON BEHALF OF THE BOARD:


 /s/ J S Hall
---------------
J S Hall - DIRECTOR

Approved by the Board on 9th March 1999
                         --------------



               THE NOTES FORM PART OF THESE FINANCIAL STATEMENTS

                             WYSE LEASING LIMITED

                        NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED 31 DECEMBER 1998

1.   ACCOUNTING POLICIES

     ACCOUNTING CONVENTION
     The financial statements have been prepared under the historical cost convention and in accordance with the Financial Reporting Standard for Smaller Entities.

     The company was dormant throughout the year ended 31 December 1998. However, reference to information relating to the year ended 31 December 1997 has been made where appropriate.

     TURNOVER
     Turnover represents net invoiced sales of services, excluding value added tax.

     DEFERRED TAXATION
     Provision is made at current rates for taxation deferred in respect of all material timing differences except to the extent that, in the opinion of the director, there is reasonable probability that the liability will not arise in the foreseeable future.

2.   TURNOVER

     The turnover and profit before taxation are attributable to the one principal activity of the company.

3.   OPERATING PROFIT

     The operating profit is stated after charging:

                                                                   1998       1997
                                                                     L          L
     Auditors' remuneration                                          -         900
                                                                -------    -------
                                                                -------    -------
     Directors' emoluments                                           -           -
                                                                -------    -------
                                                                -------    -------

4.   INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                   1998       1997
                                                                     L          L
     Interest Received                                               -          45
                                                                -------    -------
                                                                -------    -------

5.   TAXATION

     The tax charge on the profit on ordinary activities for the year was as follows:

                                                                   1998       1997
                                                                     L          L
     UK Corporation Tax                                              -       9,500
                                                                -------    -------
                                                                -------    -------

     UK Corporation Tax was charged at 21.70% in 1997.

6.   DIVIDENDS

                                                                   1998       1997
                                                                     L          L
     Interim Dividend                                                      100,200
                                                                -------    -------
                                                                -------    -------

                             WYSE LEASING LIMITED

                        NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED 31 DECEMBER 1998

7.   DEBTORS: AMOUNTS FALLING
     DUE WITHIN ONE YEAR

                                                       1998                    1997
                                                        L                       L
     Trade Debtors                                      1,995                   7,554
     Other Debtors                                      8,189                  78,513
     ACT Recoverable                                   25,050                  25,050
                                                     --------                --------
                                                       35,234                 111,117
                                                     --------                --------
                                                     --------                --------

8.   CREDITORS: AMOUNTS FALLING
     DUE WITHIN ONE YEAR

                                                       1998                    1997
                                                        L                       L
     Trade Creditors                                    7,894                     928
     Other Creditors                                        -                  60,000
     Other Taxes & Social Security                          -                     335
     Taxation                                           6,695                  27,140
     Accrued Expenses                                       -                   3,980
                                                     --------                --------
                                                       14,589                  92,383
                                                     --------                --------
                                                     --------                --------

9.   CALLED UP SHARE CAPITAL

     Authorised:
     Number:        Class:             Nominal         1998                    1997
                                        value:           L                       L
     50,000         Ordinary             L1            50,000                  50,000
                                                     --------                --------
                                                     --------                --------
     Allotted, issued and fully paid:
     Number:        Class:             Nominal         1998                    1997
                                        value:           L                       L
     10,000         Ordinary             L1            10,000                  10,000
                                                     --------                --------
                                                     --------                --------

10.  ULTIMATE PARENT COMPANY

     On 18 July 1998, the whole of the share capital of the company was acquired by The Wyse Group Plc.

     On 4 August 1998, the whole of the share capital of The Wyse Group Plc was acquired by Integrity Holdings Limited, a company registered in California, USA, making that company the Ultimate Parent Company of Wyse Leasing Limited.

                             WYSE LEASING LIMITED

                        NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED 31 DECEMBER 1998

11.  RELATED PARTY DISCLOSURES

     Transactions and balances outstanding at the end of the period with other companies in which Mr. J. Hall was also a director and shareholder during the period were as follows:-

                                                   Amount        Inter-Company Balances
                                                                 Due (to)/from company
                                                     L                     L
     Wyse Leasing (North) Limited :

                Sales                                -
                Management Charges                   -                   (1293)
                Purchases                            -

     Primary Presentations Limited :

                Sales                                -
                Management Charges                   -                      (5)
                Purchases                            -

     The Wyse Group Plc :

                Sales                                -
                Management Charges                   -                    (765)
                Purchases                            -

                                  EXHIBIT FS-3

                  SARACEN COMPUTER SYSTEMS LIMITED - DIRECTORS
                REPORT AND FINANCIAL STATEMENTS FOR THE 14 MONTHS
                            ENDED 31ST DECEMBER 1998

                        SARACEN COMPUTER SYSTEMS LIMITED

                                DIRECTORS' REPORT
                            AND FINANCIAL STATEMENTS

                             FOR THE 14 MONTHS ENDED
                               31st DECEMBER 1998



                                    CONTENTS
                    Page
                      1        Directors and officers
                      2        Directors' report
                      3        Directors' responsibilities
                      4        Auditors' report
                      5        Profit and loss account
                      6        Balance sheet
                      7        Cash flow statement
                      8-14     Notes to the financial
                                               statements
                      15-16    Trading account

          ----------------------------------------------------------

                                MOORE STEPHENS

                        SARACEN COMPUTER SYSTEMS LIMITED


DIRECTORS

          P. Carroll
          D. M. Billinge
          A. P. Stephens

SECRETARY

          P. Carroll

AUDITORS

          Moore Stephens, Chartered Accountants,
          Charterhouse, 165 Newhall Street,
          Birmingham B3 1SW

BANKERS

          Barclays Bank plc, 15 Market Square,
          Stafford ST16 2BE

REGISTERED OFFICE

          Garrick House, 27-32 King Street,
          Covent Garden, London WC2E 8JD

          Company number : 1930247

                        SARACEN COMPUTER SYSTEMS LIMITED

                            REPORT OF THE DIRECTORS

            The directors present their report and audited financial
               statements for the period ended 31st December 1998

REVIEW OF ACTIVITIES
         The principal activities of the company have continued to be the design and supply of computer systems for the laundry industry. On 1st October 1998, the company was acquired by Integrity Holdings Limited.

RESULTS AND DIVIDENDS
         The balance sheet of the company as at 31st December 1998 together with the profit and loss account for the period ended on that date are attached.

         The directors do not recommend the payment of a dividend.

RESEARCH AND DEVELOPMENT
         The company undertakes research and development to enhance its existing products and maintain its standard in this field.

MILLENNIUM
         The company is aware of the risks and uncertainties associated with the year 2000 problem and has made an assessment of this. The directors consider that its own systems and equipment are 2000 compliant and are liaising with key suppliers and customers in order to minimise its exposure. The complexity of the matter prevents any business offering absolute assurance on the issue but the costs associated with the transition are not considered significant.

DIRECTORS AND DIRECTORS' INTERESTS
         The directors who held office during the period and their interests in the shares of the company at the beginning and end of the period were as follows:-


                                                           Ordinary shares of
                                                                L1 each

                                                         1998              1997
         P. Carroll        (appointed 1.10.98)              -                 -
         D. M. Billinge                                     -               500
         A. P. Stephens                                     -                 -
         J. D. Swingler        (resigned 1.10.98)           -              2500
         Mrs. D. J. Swingler        (resigned 1.10.98)      -              2000

         The directors interests in the shares of the ultimate parent undertaking are shown in the financial statements of that company.


                             BY ORDER OF THE BOARD


                                   P. Carroll
                                    SECRETARY

                        SARACEN COMPUTER SYSTEMS LIMITED




                    STATEMENT OF DIRECTORS' RESPONSIBILITIES




Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

        - select suitable accounting policies and then apply them consistently.

        - make judgments and estimates that are reasonable and prudent.

        - prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                       AUDITORS' REPORT TO THE MEMBERS OF
                        SARACEN COMPUTER SYSTEMS LIMITED

We have audited the financial statements on pages 5 to 14 which have been prepared under the historical cost convention and the accounting policies set out on page 8.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 3 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31st December 1998 and of its loss for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

                                                   MOORE STEPHENS

                                                CHARTERED ACCOUNTANTS
                                               AND REGISTERED AUDITOR

Charterhouse
165 Newhall Street
Birmingham B3 1SW

1st April 1999

                        SARACEN COMPUTER SYSTEMS LIMITED

                             PROFIT AND LOSS ACCOUNT

                             FOR THE 14 MONTHS ENDED
                               31ST DECEMBER 1998


                                                         1998              1997
                                            NOTES          L                 L

TURNOVER                                      1         1046792           1063160

Cost of sales                                            339750            417434
                                                        -------           -------
GROSS PROFIT                                             707042            645726

Administrative expenses                                  723882            520724
                                                        -------           -------

OPERATING (LOSS)/PROFIT                       4          (16840)           125002

Interest payable                              5            4196              5472
                                                        -------           -------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES
     BEFORE TAXATION                                     (21036)           119530

Taxation                                      6            (141)            25462
                                                        -------           -------
(LOSS)/PROFIT FOR THE FINANCIAL PERIOD                   (20895)            94068

Proposed dividends                                            -             90000
                                                        -------           -------
TRANSFER (FROM)/TO RESERVES                  14          (20895)             4068
                                                        -------           -------
                                                        -------           -------


         There are no recognised gains or losses other than those included in the profit and loss account.

                        SARACEN COMPUTER SYSTEMS LIMITED

                                 BALANCE SHEET

                               31ST DECEMBER 1998



                                     NOTES      1998               1997
                                                 L                   L
FIXED ASSETS

Intangible assets                        7           -             54824
Tangible assets                          8      287665            313893
                                                ------            ------
                                                287665            368717
CURRENT ASSETS

Stock                                    9       11360             20570
Debtors                                 10      279685            246162
Taxation                                         22500             22500
Directors loans                                      -             25000
Cash at bank and in hand                           200               200
                                                ------            ------
                                                313745            314432
                                                ------            ------
CREDITORS: AMOUNTS FALLING DUE
     WITHIN ONE YEAR

Bank loans and overdrafts (Secured)     11       46584             58503
Creditors                               12      321111            227405
Dividends payable                                    -             90000
Taxation                                             -             49500
                                                ------            ------
                                                367695            425408
                                                ------            ------
NET CURRENT LIABILITIES                        (53950)          (110976)
                                                ------            ------
TOTAL ASSETS LESS CURRENT
     LIABILITIES                                233715            257741

CREDITORS: AMOUNTS FALLING DUE
   AFTER MORE THAN ONE YEAR             12       10640             13771
                                                ------            ------
                                                223075            243970
                                                ------            ------
                                                ------            ------

CAPITAL AND RESERVES

Share capital                           13        5000              5000
Profit and loss account                 14      218075            238970
                                                ------            ------
                                                223075            243970
                                                ------            ------
                                                ------            ------

These financial statements were approved by the Board on 25th March 1999.

                         SARACEN COMPUTER SYSTEMS LIMITED

                              CASH FLOW STATEMENT

                              FOR THE 14 MONTHS ENDED
                               31ST DECEMBER 1998

                                            NOTES           1998             1997
                                                              L                L
NET CASH INFLOW FROM
     OPERATING ACTIVITIES                       20         177555           113836

RETURNS ON INVESTMENTS AND
     SERVICING OF FINANCE
Interest paid                                          (4196)           (5472)
                                                      -------          -------
NET CASH (OUTFLOW) FROM RETURNS ON
     INVESTMENT AND SERVICING OF FINANCE                    (4196)           (5472)

CORPORATION TAX PAID                                       (49359)          (15752)

CAPITAL EXPENDITURE AND
     FINANCIAL INVESTMENT
Purchase of tangible fixed assets                     (27754)          (56318)
Sale of tangible fixed assets                           9500             7414
Purchase of intangible assets                              -           (44860)
                                                     --------          -------
NET CASH (OUTFLOW) FOR CAPITAL
     EXPENDITURE AND FINANCIAL INVESTMENT                  (18254)          (93764)

DIVIDENDS PAID                                             (90000)               -
                                                          ---------        ---------
CASH INFLOW/(OUTFLOW) BEFORE MANAGEMENT
     of LIQUID RESOURCES AND FINANCING                      15746            (1152)

FINANCING
New finance leases                                     13055            24520
Capital element of finance leases                     (16882)          (13255)
Pension loan repaid                                        -           (20000)
                                                     --------          -------

                                                            (3827)           (8735)
                                                          ---------        ---------
INCREASE/(DECREASE) IN CASH                         21      11919            (9887)
                                                          ---------        ---------
                                                          ---------        ---------

Notes 20, 21 and 22 to the financial statements form part of this statement.

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                             FOR THE 14 MONTHS ENDED
                               31ST DECEMBER 1998

1.       PRINCIPAL ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention.

         TURNOVER

         Turnover represents the invoiced value of services and goods supplied excluding value added tax.

         FIXED ASSETS AND DEPRECIATION

         Fixed assets are depreciated over their estimated useful lives using the following rates:-

              Freehold property             Nil
              Office equipment              10% Straight line
              Motor vehicles                25% Straight line
              Computers                     20% Straight line

         Freehold property is not depreciated as it is considered that the residual value and life of the property is such that depreciation would not be material.

         RESEARCH AND DEVELOPMENT

         Research and development expenditure is charged against profit in the period in which it is incurred, except insofar as it relates to a clearly defined project and the benefits therefrom can reasonably be regarded as assured. Expenditure so deferred is limited to the value of future benefits and is amortised through the profit and loss account on a systematic basis over the period expected to benefit from the project.

         STOCKS

         Stocks have been consistently valued at the lower of cost and net realisable value.

         DEFERRED TAXATION

         Deferred taxation is calculated under the liability method. Taxation deferred or accelerated by reason of material timing differences is accounted for if such liability is expected to arise in the foreseeable future. Advance corporation tax is carried forward to the extent that it is expected to be recovered.

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                             FOR THE 14 MONTHS ENDED
                               31ST DECEMBER 1998

2.       DIRECTORS AND EMPLOYEES

                                                   1998             1997
                                                     L                L
         DIRECTORS' EMOLUMENTS

         Aggregate emoluments                      189905          193218
         Company pension contributions to
            money purchase schemes                  16164           21493
                                                  --------        --------
                                                   206069          214711
                                                  --------        --------
                                                  --------        --------

         The number of directors to whom retirement benefits are accruing under the following schemes are:-

                                                   Number          Number
Money purchase schemes                               2                4
                                                  --------        --------
                                                  --------        --------

STAFF

Staff costs, including directors, during the period were as follows:-

                                                     L                L
Wages and salaries                                 390349          308729
Social security costs                               40036           32932
Other pension costs                                 18671           21493
                                                  --------        --------
                                                   449056          363154
                                                  --------        --------
                                                  --------        --------

The average number of persons employed by the company in the period was:-

                                                   Number          Number
         Creative                                      7               7
         Administration                                2               2
         Directors                                     4               4
                                                  --------        --------
                                                      13              13
                                                  --------        --------
                                                  --------        --------

3.       TURNOVER                                   1998            1997
                                                      L               L
         Geographical analysis:-
         United Kingdom                            909222          888680
         Rest of Europe                            125014          122640
         South Africa                                   -           51840
         North America                              12556               -
                                                  --------        --------

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                             FOR THE 14 MONTHS ENDED
                               31ST DECEMBER 1998

4.       OPERATING (LOSS)/PROFIT                                     1998                1997
                                                                       L                   L
         Operating (loss)/profit is stated after charging:

         Depreciation and amounts written
            off tangible fixed assets                                 47041              45461
         (Profit) on disposal of assets                               (2559)             (5289)
         Research and development
            Amounts written off                                       54824                  -
         Directors' emoluments (note 2)                              206069             214711
         Auditors' remuneration                                        7931               3000
                                                                     ------             ------
                                                                     ------             ------

5.       INTEREST PAYABLE                                            1998                1997
                                                                       L                   L

         Bank loans and overdrafts                                     1314               3054
         Finance lease charges                                         2882               2418
                                                                     ------             ------
                                                                       4196               5472
                                                                     ------             ------
                                                                     ------             ------

6.       TAXATION ON ORDINARY ACTIVITIES                             1998                1997
                                                                       L                   L

         Corporation tax at 21% (1997 24%)                                -              27000
         Under/(over)provision for previous years                      (141)             (1538)
                                                                     ------             ------
                                                                       (141)             25462
                                                                     ------             ------
                                                                     ------             ------

7.       INTANGIBLE FIXED ASSETS

                                                                   RESEARCH &
                                                                  DEVELOPMENT
                                                                       L
         COST
         At 31st October 1997                                         54824
         Amounts written off                                         (54824)
                                                                     ------
                                                                          -
                                                                     ------
        At 31st December 1998                                        ------

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                             FOR THE 14 MONTHS ENDED
                               31ST DECEMBER 1998

8.       TANGIBLE FIXED ASSETS
                                          FREEHOLD              OFFICE           MOTOR
                                          PROPERTY           EQUIPMENT         VEHICLES            COMPUTERS        TOTAL
                                             L                   L               L                     L              L
         COST

         31st October 1997                 185081               80201           105869               165522          536673
         Additions                              -                 559            17281                 9914           27754
         Disposals                              -                   -           (48931)                   -          (48931)
                                          -------              ------          -------             --------         -------
         31st December 1998                185081               80760            74219               175436          515496
                                          -------              ------          -------             --------         -------
         AMOUNTS WRITTEN OFF

         31st October 1997                      -               38456            62327               121997          222780
         Disposal adjustment                    -                   -           (41990)                   -          (41990)
         Charge for period                      -                9356            19940                17745           47041
                                          -------              ------          -------             --------         -------
         31st December 1998                     -               47812            40277               139742          227831
                                          -------              ------          -------             --------         -------
         NET BOOK VALUE

         31st December 1998                185081               32948            33942                35694          287665
                                          -------              ------          -------             --------         -------
                                          -------              ------          -------             --------         -------
         31st October 1997                 185081               41745            43542                43525          313893
                                          -------              ------          -------             --------         -------
                                          -------              ------          -------             --------         -------

         The net book value includes an amount of L33942 (1997 L37301) in respect of assets held under finance leases. The depreciation charge for the period was L11468 (1997 L5109) in respect of these assets.

         The cost of depreciable assets included above is L330415.

9.       STOCKS                                        1998                 1997
                                                        L                     L
         Stocks comprise:

         Consumable stock                               5724                 8024
         Work in progress                               1600                 4850
         Computer equipment                             4036                 7696
                                                       -----                -----
                                                       11360                20570
                                                       -----                -----
                                                       -----                -----

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                             FOR THE 14 MONTHS ENDED
                               31ST DECEMBER 1998


10.      DEBTORS                                       1998                 1997
                                                         L                    L
         Trade debtors                                243616               212054
         Other debtors                                   167                    -
         Prepayments and accrued income                35902                34108
                                                      ------               ------
                                                      279685               246162
                                                      ------               ------
                                                      ------               ------

11.      BANK LOANS AND OVERDRAFTS

         Bank loans and overdrafts are secured by a fixed and floating charge on the assets of the company.


12.      CREDITORS

                                                            AMOUNTS FALLING
                                                          DUE WITHIN ONE YEAR

                                                       1998                  1997
                                                         L                     L
         Trade creditors                               48289                53058
         Other taxation and social security payable    43065                20899
         Hire purchase                                  9727                10423
         Accruals and deferred income                 220030               143025
                                                      ------               ------
                                                      321111               227405
                                                      ------               ------
                                                      ------               ------

                                                       AMOUNTS FALLING DUE AFTER
                                                          MORE THAN ONE YEAR

                                                       1998                  1997
                                                         L                     L
         Hire purchase                                 10640                13771
                                                      ------               ------
                                                      ------               ------
13.      CALLED UP SHARE CAPITAL                       1998                  1997
                                                         L                     L

         Ordinary shares of L1 each:-

         Authorised                                   100000               100000
                                                      ------               ------
                                                      ------               ------
         Allotted, called up and fully paid             5000                 5000
                                                      ------               ------
                                                      ------               ------

                                  EXHIBIT FS-4

                  Information Support Ltd Financial Statement -
                               31st December 1998

                            INFORMATION SUPPORT LTD

                              FINANCIAL STATEMENTS

                               31ST DECEMBER 1998






                      Company Registration Number 2743028





                                 KARIA OWEN & CO
              Chartered Certified Accountants & Registered Auditors
                                  45 Long Lane
                                     London
                                     N3 2PY

INFORMATION SUPPORT LTD
FINANCIAL STATEMENTS
PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

CONTENTS                                                                    PAGE

Officers and professional advisers                                            1

The directors' report                                                         2

Auditors' report to the shareholders                                          4

Profit and loss account                                                       5

Balance sheet                                                                 6

Cash flow statement                                                           7

Notes to the financial statements                                             9

THE FOLLOWING PAGES DO NOT FORM PART OF THE FINANCIAL STATEMENTS

Detailed profit and loss account                                             18

Notes to the detailed profit and loss account                                19

INFORMATION SUPPORT LTD

OFFICERS AND PROFESSIONAL ADVISERS

THE BOARD OF DIRECTORS                  Mr A Grover
                                        Mr P Carroll
                                        Mr B Reid
                                        Mr A Hughes


COMPANY SECRETARY                       Mr P Carroll

REGISTERED OFFICE                       Garrick House
                                        27-32 King Street
                                        Covent Garden
                                        London
                                        WC2E 8JD

AUDITORS                                Karia Owen & Co
                                        Chartered Certified Accountants
                                        & Registered Auditors

                                        45 Long Lane
                                        London
                                        N3 2PY

BANKERS                                 National Westminster
                                        5 High Street
                                        Bracknell
                                        Berks.
                                        RG12 1DH

INFORMATION SUPPORT LTD

THE DIRECTORS' REPORT

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

The directors present their report and the financial statements of the company for the period from 1st April 1998 to 31st December 1998.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW

The principal activity of the company during the period was to provide maintenance services to the computer industry and as resellers of computer systems.

The directors aim to maintain the management policies which have resulted in the company's substantial growth in recent years.

RESULTS AND DIVIDENDS

The trading results for the period, and the company's financial position at the end of the period are shown in the attached financial statements.

The directors have not recommended a dividend.

THE DIRECTORS AND THEIR INTERESTS IN SHARES OF THE PARENT COMPANY

The directors who served the company during the period together with their beneficial interests in the shares of the parent company were as follows:


                               Class of share   At 31 December                At 1 April 1998
                                                         1998
                                                                               or later date
                                                                              of appointment
Mr R Roach
Mr A Grover                    Ordinary                    -                         407,013
Mr R Dadd
Mr P Carroll                                               -                               -
Mr B Reid                                                  -                               -
Mr A Hughes                                                -                               -
                                                   ---------                        ---------

The company is a wholly owned subsidiary of Integrity Holdings Limited.

Details of the company's fixed assets are in notes 8 to 9 in the accounts.

Mr P Carroll was appointed as a director on 7th October 1998. Mr B Reid was appointed as a director on 31st December 1998. Mr A Hughes was appointed as a director on 31st December 1998. Mr R Roach resigned as a director on 31st December 1998.
Mr R Dadd resigned as a director on 1st July 1998.

DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company at the end of the year and of the profit or loss for the year then ended.

INFORMATION SUPPORT LTD

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

DIRECTORS' RESPONSIBILITIES (continued)

In preparing those financial statements, the directors are required to:

    select suitable accounting policies, as described on pages 9 to 10, and then apply them consistently;

    make judgements and estimates that are reasonable and prudent;

    state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

    prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

A resolution to re-appoint Karia Owen & Co as auditors for the ensuing year will be proposed at the annual general meeting in accordance with section 385 of the Companies Act 1985.

Registered office:                            Signed by order of the directors
Garrick House
27-32 King Street                             /s/ Paul C. Carroll
Covent Garden
London
WC2E 8JD

                                             Mr P Carroll
                                             Company Secretary

Approved by the directors on  9/3/1999
                              --------

INFORMATION SUPPORT LTD

AUDITORS' REPORT TO THE SHAREHOLDERS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

We have audited the financial statements on pages 5 to 16 which have been prepared under the historical cost convention and the accounting policies set out on pages 9 to 10.

RESPECTIVE RESPONSIBILITIES OF THE DIRECTORS AND THE AUDITORS

As described on pages 2 to 3, the company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

GOING CONCERN

As explained in note 1, the financial statements have been prepared on a going concern basis, the validity of which depends upon the continued and additional support of the parent company. The financial statements do not include any adjustments that would result from the absence of the required level of support. In view of the significance of this matter we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

OPINION

In our opinion the financial statements give a true and fair view of the company's state of affairs as at 31st December 1998 and of its profit for the period then ended, and have been properly prepared in accordance with the Companies act 1985.

In our opinion the company is entitled to the exemption conferred by section 248 of the Companies Act 1985 from the requirement to prepare Group Accounts for the financial period ended 31st December 1998.

45 Long Lane                                  KARIA OWEN & CO
London                                        Chartered Certified Accountants
N3 2PY                                        & Registered Auditors

15/3/99                                       KARIA OWEN & CO
-------

INFORMATION SUPPORT LTD

PROFIT AND LOSS ACCOUNT

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998


                                                                     Period to                          Year to
                                                                     31 Dec 98                         31 Mar 98
                                                        Note            L                                   L

TURNOVER -                                                2           3,256,959                         4,667,813

Cost of sales                                                         2,532,044                         3,643,500
                                                                    -----------                       -----------
GROSS PROFIT                                                            724,915                         1,024,313

Distribution costs                                                      501,063                           367,235
Administrative expenses                                                 806,993                           601,228
Other operating income                                                  (29,637)                          (39,517)
                                                                    -----------                       -----------
OPERATING (LOSS)/PROFIT                                   3            (553,504)                           95,367

Interest payable                                          6              (9,270)                          (14,256)

                                                                    -----------                       -----------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES                                   (562,774)                           81,111
BEFORE TAXATION

Tax on (loss)/profit on ordinary activities                                 -                              28,042
                                                                    -----------                       -----------
(LOSS)/RETAINED PROFIT FOR THE                                         (562,774)                           53,069
FINANCIAL PERIOD

Balance brought forward                                                 (41,626)                          (94,695)
                                                                    -----------                       -----------
Balance carried forward                                                (604,400)                          (41,626)
                                                                    -----------                       -----------
                                                                    -----------                       -----------

    The company has no recognised gains or losses other than the results for the period as set out above.

         All of the activities of the company are classed as continuing.

INFORMATION SUPPORT LTD

BALANCE SHEET

31ST DECEMBER 1998


                                                          Period to                        Year to
                                         Note             31 Dec 98                       31 Mar 98
                                                              L              L                L               L
FIXED ASSETS
Intangible assets                         7                                245,788                          265,716
Tangible assets -                         8                                 87,249                           76,753
Investments                               9                                      2                                2
                                                                        ----------                      -----------
                                                                           333,039                          342,471

CURRENT ASSETS
Stocks                                    10                61,030                          236,253
Debtors                                   11             1,071,474                        1,433,161
Cash at bank and in hand                                    51,353                            1,131
                                                       ------------                    -------------
                                                         1,183,857                        1,670,545
CREDITORS: Amounts falling due
within one year                           12            (2,005,354)                      (1,938,700)
                                                       ------------                    -------------

NET CURRENT LIABILITIES                                                   (821,497)                           (268,155)
                                                                        ----------                         -----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     (488,458)                             74,316
                                                                        ----------                         -----------
                                                                        ----------                         -----------
CAPITAL AND RESERVES
Called-up equity share capital            15                               115,942                             115,942
Profit and loss account                                                   (604,400)                            (41,626)
                                                                        ----------                         -----------
(DEFICIENCY)/SHAREHOLDER                  16                              (488,458)                             74,316
S'FUNDS
                                                                        ----------                         -----------
                                                                        ----------                         -----------

These financial statements were approved by the directors on the 9/3/1999 and are signed on their behalf by:

/s/ [ILLEGIBLE]               /s/ [ILLEGIBLE]
--------------------          ---------------
MR A GROVER                    MR P CARROLL

INFORMATION SUPPORT LTD

CASH FLOW STATEMENT

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998


                                                               Period to                        Year to
                                                               31 Dec 98                        31 Mar 98
                                                                   L           L                    L                         L
NET CASH INFLOW FROM                                                        203,993                                        27,858
OPERATING ACTIVITIES

RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE
Interest paid                                                (9,270)                            (14,256)

                                                           ----------                          ----------

Net cash outflow from returns on                                             (9,270)                                      (14,256)
investments and servicing of finance

TAXATION                                                                     (2,975)                                      (25,150)

CAPITAL EXPENDITURE
Payments to acquire tangible fixed assets                   (51,543)                            (18,255)

                                                           ----------                          ----------

NET CASH OUTFLOW FROM                                                       (51,543)                                      (18,255)
CAPITAL EXPENDITURE

ACQUISITIONS AND DISPOSALS
Net outflow from shares in group                                                                     (2)
undertakings
                                                           ----------                          ----------

NET CASH OUTFLOW FROM                                                            --                                            (2)
ACQUISITIONS AND DISPOSALS

                                                                         ----------                                     ----------
INCREASE/(DECREASE) IN CASH                                                 140,205                                       (29,805)
                                                                         ----------                                     ----------
                                                                         ----------                                     ----------

INFORMATION SUPPORT LTD

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

RECONCILIATION OF OPERATING (LOSSYPROFIT TO
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES


                                                                     Period to                          Year to
                                                                     31 Dec 98                        31 Mar 98
                                                                         L                                L
Operating (loss)/profit                                               (553,504)                          95,367
Amortisation                                                            19,928                           22,519
Depreciation                                                            41,047                           40,770
Decrease in stocks                                                     175,223                          174,164
Decrease/(Increase) in debtors                                         361,687                         (397,318)
Increase in creditors                                                  159,612                           92,356

                                                                   -----------                      -----------
Net cash inflow from operating activities                              203,993                           27,858
                                                                   -----------                      -----------
                                                                   -----------                      -----------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                                     31 Dec 98                        31 Mar 98
                                                                         L                                L

Increase/Decrease in cash in the period                                140,205                         (29,805)
Net debt at 1 Apr 98                                                   (88,852)                        (59,046)
                                                                   -----------                      -----------
Net funds at 31 Dec 98                                                  51,353                         (88,852)
                                                                   -----------                      -----------
                                                                   -----------                      -----------

ANALYSIS OF CHANGES IN NET FUNDS
                                                                      At 1 Apr     Cash flows         31 Mar 98
                                                                         L              L                 L

Net cash:
Cash in hand and at bank                                                 1,131         50,222            51,353
Overdrafts                                                             (89,983)        89,983              --
                                                                   ------------    ----------       ----------
                                                                       (88,852)       140,205            51,353
                                                                   ------------    ----------       ----------

Debt:

                                                                   ------------    ----------       ----------
Net funds                                                              (88,852)       140,205            51,353
                                                                   ------------    ----------       ----------
                                                                   ------------    ----------       ----------

INFORMATION SUPPORT LTD

NOTES TO THE FINANCIAL STATEMENTS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

1.     ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements have been prepared under the historical cost convention, and in accordance with applicable accounting standards.

       The financial statements have been prepared on a going concern basis, the validity of which depends upon the continued and additional support of the parent company, Integrity Holdings Limited. During the period the company had to borrow the sum of L161,250 from it's parent company. We have, however, obtained sufficient evidence that Integrity Holdings Limited will provide the continued and additional financial support required.

       CONSOLIDATION
       In the opinion of the directors, the company and its subsidiary undertakings comprise a medium-sized group. The company has therefore taken advantage of the exemption provided by Section 248 of the Companies Act 1985 not to prepare group accounts.

       TURNOVER
       The turnover shown in the profit and loss account represents amounts invoiced during the period, exclusive of Value Added Tax.

       GOODWILL
       Purchased goodwill is written off to the profit & loss account over it's estimated useful life. This year the directors have decreased the write off period to 15 years from 20 years in line with the group accounting policy. Goodwill which is generated by the activities of the company is not recognised as an asset in the balance sheet and the associated costs are written off to the profit and loss account when they are incurred.

       AMORTISATION
       Amortisation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

       GOODWILL                  -   Over 15 years - Straight Line

       DEPRECIATION
       Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

       EQUIPMENT                 -   20% Straight Line

       STOCKS
       Stocks are valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items.

       OPERATING LEASE AGREEMENTS
       Rentals applicable to operating leases where substantially all of the benefits and risks of ownership remain with the lessor are charged against profits as incurred.

INFORMATION SUPPORT LTD

NOTES TO THE FINANCIAL STATEMENTS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

1.     ACCOUNTING POLICIES (CONTINUED)

       PENSION COSTS
       The company operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the company. The annual contributions payable are charged to the profit and loss account.

       INCOME
       Revenue from all maintenance contracts are credited to turnover in equal monthly instalments. Associated expenditure is written off in the month its incurred.

2.     TURNOVER

       The turnover and profit before tax are attributable to the principal activity of the company. An analysis of turnover is given below:


                                                                Period to                         Year to
                                                                31 Dec 98                        31 Mar 98
                                                                    L                                 L
       United Kingdom                                           3,256,959                        4,667,813
                                                              -----------                      -----------

3.     OPERATING LOSS/PROFIT

       OPERATING LOSS/PROFIT IS STATED AFTER CHARGING:

                                                                Period to                         Year to
                                                                31 Dec 98                        31 Mar 98
                                                                    L                                 L

       Staff pension contributions                               29,186                            26,390
       Amortisation                                              19,928                            22,519
       Depreciation                                              41,047                            40,770
       Auditors' remuneration
       - as auditors                                             10,000                             5,500
                                                              -----------                      -----------

INFORMATION SUPPORT LTD

NOTES TO THE FINANCIAL STATEMENTS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

4.     PARTICULARS OF EMPLOYEES

       The average number of staff employed by the company during the financial period amounted to:


                                               Period to          Year to
                                               31 Dec 98        31 Mar 98
                                                      No.              No.
       Number of field/workshop staff              29                 31
       Number of distribution staff                14                 13
       Number of administrative staff               7                  7
                                            ---------          ----------
                                                   50                 51
                                            ---------          ----------

       The aggregate payroll costs of the above were:

                                               Period to          Year to
                                               31 Dec 98        31 Mar 98
                                                       L                L


       Wages and salaries                       2,354          1,188,836
       Social security costs                    8,333            113,914
       Other pension costs                      3,210             40,470
                                            ---------          ----------
                                              123,897          1,343,220
                                            ---------          ----------

5.     DIRECTORS'EMOLUMENTS

       The directors' aggregate emoluments in respect of qualifying services were:

                                               Period to          Year to
                                               31 Dec 98        31 Mar 98
                                                       L                L

       Emoluments receivable                    5,524            145,580
       Pension contributions                    4,024             14,080
                                             --------            --------
                                              139,548            159,660
                                             --------            --------

INFORMATION SUPPORT LTD

NOTES TO THE FINANCIAL STATEMENTS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

5.     DIRECTORS' EMOLUMENTS (CONTINUED)

       The number of directors who are accruing benefits under company pension schemes were as follows:


                                               Period to          Year to
                                               31 Dec 98        31 Mar 98
                                                       L                L
Defined benefit schemes                               3                  3
                                              ---------         ----------

6.     INTEREST PAYABLE

                                               Period to          Year to
                                               31 Dec 98        31 Mar 98
                                                       L                L

       Interest payable on bank borrowing         9,270             14,256
                                              ---------         ----------

7.     INTANGIBLE FIXED ASSETS

                                                                 GOODWILL
                                                                     L
       COST
       At 1st April 1998 and 31st December 1998                    450,376
                                                                 ----------
       AMORTISATION
       At 1st April 1998                                           184,660
       Charge for the period                                        19,928
                                                                 ----------
       At 31st December 1998                                       204,588
                                                                 ----------

       NET BOOK VALUE
       At 31st December 1998                                       245,788
                                                                 ----------
       At 31st March 1998                                          265,716
                                                                 ----------

INFORMATION SUPPORT LTD

NOTES TO THE FINANCIAL STATEMENTS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

8.     TANGIBLE FIXED ASSETS


                                                                   FIXTURES
                                                                   FITTING &
                                                                  EQUIPMENT
                                                                      L
       COST
       At 1st April 1998                                            222,106
       Additions                                                     51,543
                                                                 ----------
       At 31st December 1998                                        273,649
                                                                 ----------
       DEPRECIATION
       At 1st April 1998                                            145,353
       Charge for the period                                         41,047
                                                                 ----------
       At 31st December 1998                                        186,400
                                                                 ----------

       NET BOOK VALUE
       At 31st December 1998                                         87,249
                                                                 ----------
       At 31st March 1998                                            76,753
                                                                 ----------

8.     INVESTMENTS

       Shares in Group Undertaking                                    L

       COST
       At 1st April 1998 and 31st December 1998                           2
                                                                 ----------

       NET BOOK VALUE
       At 31st December 1998                                              2
                                                                 ----------
       At 31st March 1998                                                 2
                                                                 ----------

       The company owns 100% of the issued share capital of ISL Software Solutions Ltd and the aggregate amount of its capital and reserves and the results for the period ended 31st December 1998 were as follows:


                                                        31 Dec 98         31 Mar 98
                                                            L                 L
       Aggregate capital and reserves

       Capital & reserves                                (66,059)          (43,911)

       Profit and (loss) for the year

       Results                                           (22,148)          (43,913)

       Under the provision of section 248 of the Companies Act 1985 the company is exempt from preparing consolidated accounts and has not done so, therefore the accounts show information about the company as an individual entity.

INFORMATION SUPPORT LTD

NOTES TO THE FINANCIAL STATEMENTS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

10.    STOCKS


                                                               31 Dec 98                        31 Mar 98
                                                                   L                                L
       Computer Spares                                                 -                           89,514
       Finished goods                                             61,030                          146,739
                                                              ----------                       -----------
                                                                  61,030                          236,253
                                                              ----------                       -----------

11.    DEBTORS

                                                                31 Dec 98                         31 Mar 98
                                                                    L                                 L
       Trade debtors                                             720,826                        1,072,818
       Amounts owed by group                                           -                          131,195
       undertakings
       Other debtors                                              20,000                           20,000
       Prepayments and accrued income                            330,648                          209,148
                                                              ----------                       -----------
                                                               1,071,474                        1,433,161
                                                              ----------                       -----------

12.    CREDITORS: Amounts falling due within one year

                                                               31 Dec 98                         31 Mar 98
                                                                   L                                 L
       Bank loans and overdrafts                                       -                           89,983
       Trade creditors                                           676,583                          639,622
       Amounts owed to group undertakings                        161,250                                -
       Other creditors including
        taxation and social security:
       Corporation tax                                25,067                      28,042
       PAYE and social security                       45,936                      46,781
       VAT                                           120,989                     148,443
                                                   ---------                    --------
                                                                 191,992                          223,266
       Accruals and deferred income                              975,529                          985,829
                                                               ---------                        ----------
                                                               2,005,354                        1,938,700
                                                               ---------                        ----------
                                                               ---------                        ----------

The bank overdraft is secured by fixed and floating charge on the assets of the company.

INFORMATION SUPPORT LTD

NOTES TO THE FINANCIAL STATEMENTS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

13.    COMMITMENTS UNDER OPERATING LEASES

       At 31st December 1998 the company had annual commitments under non-cancellable operating leases as set out below.

                                                                    31 Dec 98                              31 Mar 98
                                                             Land &              Other               Land &           Other
                                                           Buildings             Items              Buildings         Items
                                                               L                   L                   L               L
       Operating leases which expire:
       Within 1 year                                          70,125             143,925              70,125         130,089
       Within 2 to 5 years                                    29,219             117,338              87,656          95,276
                                                            ---------           --------            --------        ---------
                                                              99,344             261,263             157,781         225,365
                                                            ---------           --------            --------        ---------
                                                            ---------           --------            --------        ---------

14.    RELATED PARTY TRANSACTIONS

       No transactions with related parties were undertaken such as are required to be disclosed under Financial Reporting Standard 8.

15.    SHARE CAPITAL

       Authorised share capital:

                                                                                31 Dec 98                           31 Mar 98
                                                                                    L                                    L
       1,600,000 Ordinary shares of LO.05 each                                    80,000                              80,000
       718,840 Ordinary 'A' shares of L0.05 each                                  35,942                              35,942
                                                                                --------                             --------
                                                                                 115,942                             115,942
                                                                                --------                             --------
                                                                                --------                             --------
       Allotted, called up and fully paid:
                                                                      31 Dec 98                               31 Mar 98
                                                                   No.              L                     No.           L

       Ordinary shares                                      1,600,000             80,000           1,600,000          80,000
       Ordinary 'A' shares                                    718,000             35,942             718,840          35,942
                                                            ---------           --------           ---------        ---------
                                                            2,318,840            115,942           2,318,840         115,942
                                                            ---------           --------           ---------        ---------
                                                            ---------           --------           ---------        ---------

INFORMATION SUPPORT LTD

NOTES TO THE FINANCIAL STATEMENTS

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

16.    RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS'FUNDS


                                                                     Period to             Year to
                                                                     31 Dec 98            31 Mar 98
                                                                         L                   L
       (Loss)/Profit for the financial period                        (562,774)            53,069

       Opening shareholders' equity funds                              74,316             21,247
                                                                     ---------          ---------
       Closing shareholders' equity funds                            (488,458)            74,316
                                                                     ---------          ---------
                                                                     ---------          ---------

17.    ULTIMATE PARENT COMPANY

       THE ULTIMATE PARENT COMPANY IS INTEGRITY HOLDINGS LIMITED, A COMPANY REGISTERED IN THE U.S.A.

INFORMATION SUPPORT LTD

MANAGEMENT INFORMATION

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998









         THE FOLLOWING PAGES DO NOT FORM PART OF THE STATUTORY FINANCIAL STATEMENTS WHICH ARE THE SUBJECT OF THE AUDITORS' REPORT ON PAGE 4.

INFORMATION SUPPORT LTD

DETAILED PROFIT AND LOSS ACCOUNT

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998


                                                                   Period to                            Year to
                                                                   31 Dec 98                          31 Mar 98
                                                                       L                                  L
TURNOVER
Sale of Computer Systems                                           1,710,177                          2,475,069
Contract Revenue                                                   1,546,782                          2,192,744
                                                                  ----------                         -----------
                                                                   3,256,959                          4,667,813

COST OF SALES
Purchases                                            1,207,711                        1,906,999
Direct wages                                           467,612                          695,586
Motor Expenses                                         168,298                          269,038
Commissions                                            137,989                          111,773
Subcontract                                            107,523                          147,274
Time & Materials                                        99,254                          182,931
Stock W/Off                                             89,514                           65,797
In House Usage                                          87,174                           40,340
NIC on direct labour                                    48,648                           66,380
Directors salaries                                      35,000                           46,500
Freight                                                 19,473                           24,132
Training & Documentation                                18,188                           23,981
Communications                                          18,096                           32,223
Travel                                                  16,435                           23,074
Third Party Repair                                      11,129                            7,472
                                                    ----------                       -----------
                                                                   2,532,044                          3,643,500
                                                                  ----------                         ----------
GROSS PROFIT                                                         724,915                          1,024,313

OVERHEADS
Administrative expenses                                806,993                          601,228
Distribution costs                                     501,063                          367,235
                                                    ----------                      -----------
                                                                   1,308,056                            968,463
                                                                  ----------                         ----------
                                                                    (583,141)                            55,850
OTHER OPERATING INCOME
Rent receivable                                                       29,637                             39,517
                                                                  ----------                         ----------
OPERATING (LOSS)/PROFIT                                             (553,504)                            95,367

Bank interest payable                                                  9,270                             14,256
                                                                  ----------                         ----------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES                                (562,774)                            81,111
                                                                  ----------                         ----------

INFORMATION SUPPORT LTD

NOTES TO THE DETAILED PROFIT AND LOSS ACCOUNT

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998


                                                                      Period to                        Year to
                                                                      31 Dec 98                     31 Mar 98
                                                                          L                               L
DISTRIBUTION COSTS
Distribution wages-                                                     361,025                        262,831
Motor                                                                    78,726                         64,611
NIC on distribution labour                                               34,257                         34,162
Advertising                                                              16,555                        (36,369)
Directors salaries                                                       10,500                         42,000
                                                                      ---------                      ---------
                                                                        501,063                        367,235
                                                                      ---------                      ---------

ADMINISTRATIVE EXPENSES
PERSONNEL COSTS:
Administrative staff salaries                          142,217                           98,919
Directors salaries                                      36,000                           43,000
Directors compensation for loss of office               30,000                                -
Staff pension contributions                             29,186                           26,390
Staff NIC                                               15,428                           13,372
Directors pension contributions                         14,024                           14,080
                                                      --------                         --------
                                                                        266,855                       195,761

ESTABLISHMENT EXPENSES:
Rent, rates and water                                   80,220                          105,195
Light and heat                                          12,619                           21,284
Repairs and maintenance                                  7,969                            5,512
                                                      --------                         --------
                                                                        100,808                       131,991

GENERAL EXPENSES:
Depreciation of office equipment                        41,047                           40,770
Telephone                                               39,418                           37,834
Printing, stationery and postage                        31,282                           19,518
Motor expenses                                          23,993                           20,261
Amortisation                                            19,928                           22,519
Legal and professional fees                             19,643                           18,411
Recruitment & Training                                  19,128                           15,248
Travel and subsistence                                  12,723                           20,079
Auditors remuneration                                   10,000                            5,500
Insurance                                                9,046                           16,599
Consultancy fees                                         7,009                           22,092
Health Insurance                                         5,156                            8,713
Entertaining                                             4,359                           13,381
Accountancy fees                                         3,725                            4,000
Sundry expenses                                             91                              301
                                                      --------                         --------
                                                                        246,548                       265,226

INFORMATION SUPPORT LTD

NOTES TO THE DETAILED PROFIT AND LOSS ACCOUNT

PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

                                                             Period to                 Year to
                                                             31 Dec 98               31 Mar 98
                                                                 L                       L
Financial costs:                          185,091                             -
Provision for doubtful debts                7,691                         8,250
                                         ---------                      --------
Bad debts written off                                         192,782                   8,250
                                                             --------                ---------
                                                              806,993                 601,228
                                                             --------                ---------
                                                             --------                ---------

                                  EXHIBIT FS-5

                  Premier Group Limited - Directors Report and
                 Consolidated Financial Statements for the year
                             ended 31 December 1998

                                    PREMIER COMPUTER GROUP LIMITED

                                    DIRECTORS' REPORT AND CONSOLIDATED FINANCIAL
                                    STATEMENTS

                                    FOR THE YEAR ENDED 31 DECEMBER 1998




















                               [LOGO]

PREMIER COMPUTER GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 1998

CONTENTS

Directors and other information                                             2

Directors' report                                                           3

Auditors' report                                                            6

Consolidated profit and loss account                                        7

Consolidated balance sheet                                                  8

Company balance sheet                                                       9

Consolidated cashflow statement                                            10

Notes forming part of these consolidated financial statements              11

PREMIER COMPUTER GROUP LIMITED

DIRECTORS AND OTHER INFORMATION


DIRECTORS                                     Brian Kearney (resigned 23/12/98)
                                              Mark Howell
                                              William Reid
                                              Leo McCarthy (appointed 1/5/98)
                                              Paul Carroll (appointed 23/12/98)



SECRETARY                                     Mark Howell

REGISTERED OFFICE                             13/16 Dame Street,
                                              Dublin 2.

BANKERS                                       Allied Irish Bank plc.,
                                              24 Arran Quay,
                                              Dublin 7.

AUDITORS                                      BDO Simpson Xavier,
                                              Chartered Accountants
                                              and Registered Auditors,
                                              Simpson Xavier Court,
                                              Merchants Quay,
                                              Dublin 8.

SOLICITORS                                    Patrick Donaghy & Company,
                                              Solicitors,
                                              13/16 Dame Street,
                                              Dublin 2.

PREMIER COMPUTER GROUP LIMITED

DIRECTORS' REPORT

The directors submit their report together with the audited financial statements of the group for the year ended 31 December 1998.

PRINCIPAL ACTIVITIES AND REVIEW OF THE BUSINESS

The principal activity of the group throughout the year under review was the manufacture, sale and support of software and the sale and support of computer systems.

The entire share capital of the company was acquired by Integrity Holdings Limited on the 23 December 1998.

RESULTS FOR THE YEAR

The consolidated profit and loss account and consolidated balance sheet for the year ended 31 December 1998 are set out on pages 7 and 8. The operating loss for the year before taxation is stated in the profit and loss account on page 7.

RESEARCH AND DEVELOPMENT

The group has been involved in the development of software products during the year.

POST BALANCE SHEET EVENTS

The company has agreed in principle to the disposal of one of its subsidiaries Techsonix Limited in May 1999.

PREMIER COMPUTER GROUP LIMITED

YEAR 2000

The directors are currently implementing plans regarding the year 2000. These plans should be operational by July 1999.

EURO

The directors are currently implementing plans for the euro change over. These plans should be operational by July 1999.

FUTURE DEVELOPMENT

There are no future material changes anticipated in the business of the group at this time. The directors are confident that turnover will be increased further during the coming year, through the establishment of new markets and the expansion of the range of software products.

HEALTH AND SAFETY

It is the policy of the relevant group companies to ensure the health and welfare of employees by maintaining a safe place and system of work. This policy is based on the requirements of the Safety, Health and Welfare at Work Act, 1989.

DIRECTORS AND DIRECTORS' INTERESTS

The names of the persons who were directors at any time during the year ended 31 December 1998 are set out on page 2. Except where indicated they served as directors for the entire year.

In accordance with the Articles of Association, the directors are not required to retire by rotation.

The beneficial interests of the directors of the company, their families and nominees in the share capital of the company as they appear in the register of shareholders are as follows:


                                              AT 31 DECEMBER 1998                 AT 31 DECEMBER 1997
                                               ORDINARY SHARES                      ORDINARY SHARES
                                                      NO                                   NO
PAUL CARROLL                                               -                                   -
MARK HOWELL                                                -                                  46
WILLIAM REID                                               -                                  89

PREMIER COMPUTER GROUP LIMITED

DIRECTORS' RESPONSIBILITIES
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

-      select suitable accounting policies and then apply them consistently;
-      make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 1990. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

SUBSIDIARY UNDERTAKINGS
Information in the subsidiary undertakings is set out in note 23 to the financial statements.

AUDITORS
Grant Thornton resigned as auditors during the year and the directors appointed BDO Simpson Xavier to fill the vacancy.
The auditors, BDO Simpson Xavier, Charted Accountants & Registered Auditors have indicated their willingness to continue in the office in accordance with the provisions of section 160(2) of the Companies Act, 1963.

SECTION40 (1) COMPANIES ACT, 1983
The Balance Sheet on page 8 discloses that the net assets of the group are less than half the issued share capital. Accordingly the directors have decided to convene an Extraordinary General Meeting of the company immediately after the close of the Annual General Meeting to review its financial situation.

Mark Howell
-------------------
Director

Paul Carroll
-------------------
Director

1 May 1999
-------------------
Date

                                  [LETTERHEAD]

TO THE MEMBERS OF PREMIER COMPUTER GROUP LIMITED

We have audited the financial statements on pages 7 to 24 which have been prepared under the historical cost convention and the accounting policies set out on pages 11 and 12.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 4, the company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion, the financial statements give a true and fair view of the state of the company's and the group's affairs as at 31 December 1998 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 1990.

In our opinion, the information given in the directors' report on pages 3 to 5 is consistent with the financial statements.

In our opinion, there did exist at 31 December 1998 a financial situation which, under Section 40(1) of the Companies (Amendment) Act 1983, does require the convening of an extraordinary general meeting of the company.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

1 May 1999                                              BDO Simpson Xavier
                                                        Chartered Accountants
                                                        & Registered Auditors

PREMIER COMPUTER GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 1998

                                                               Note                 1998               1997
                                                                                    IRL                IRL
TURNOVER - CONTINUING OPERATIONS                                  2            3,775,749          3,056,218
                                                                             ------------        -----------

GROSS PROFIT                                                                   2,024,282          1,960,171

Operating costs                                                               (2,198,266)        (1,773,455)

Exceptional costs                                                               (349,585)           (53,370)

                                                                             ------------        -----------
OPERATING LOSS/PROFIT - CONTINUING OPERATIONS                                   (523,569)           133,346

Interest receivable                                               6                    -              7,484

Interest payable and similar charges                              7              (16,967)           (30,254)

                                                                             ------------        -----------
LOSS/PROFIT BEFORE TAXATION                                       3             (540,536)           110,576

Taxation                                                          8                    -             (3,382)

                                                                             ------------        -----------
LOSS/PROFIT AFTER TAXATION                                                      (540,536)           107,194

Minority interests                                                                (3,415)            (6,525)

                                                                             ------------        -----------
LOSS/PROFIT FOR THE YEAR                                                        (543,951)           100,669

Redemption of shares                                                                   -           (114,196)

Transfer to capital redemption reserve fund                                            -             (9,149)

                                                                             ------------        -----------
Retained loss for the financial year                                            (543,951)           (22,676)

Balance at beginning of year                                                     397,716            420,392

                                                                             ------------        -----------
BALANCE AT END OF YEAR                                                          (146,235)           397,716

                                                                             ------------        -----------


All recognised gains and losses have been included in the profit and loss account. The notes on pages 11 to 24 form part of these financial statements.

Mark Howell                                          Paul Carroll

-----------------------------                        -------------------------
Director                                             Director

1 May 1999
-----------------------------
Date

PREMIER COMPUTER GROUP LIMITED

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 1998


                                                            NOTES            1998                    1997
ASSETS EMPLOYED                                                               IRL                     IRL
FIXED ASSETS
Tangible assets                                                 9         287,253                 147,396
Financial assets                                               10               -                 149,585
Intangible assets                                              11               -                  83,774

                                                                        ---------               ----------
                                                                          287,253                 380,755
CURRENT ASSETS
Stocks                                                         12          58,875                 220,867
Debtors                                                        13         996,587                 718,782
Bank                                                                      277,514                 208,751

                                                                        ---------               ----------
                                                                        1,332,976               1,148,400

CREDITORS (amounts falling due
within one year)                                               14      (1,658,948)               (982,458)

                                                                        ---------               ----------

NET CURRENT (LIABILITIES)/ASSETS                                         (325,972)                165,942

                                                                        ---------               ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     (38,719)                546,697

CREDITORS (amounts falling due
after more than one year)                                      15         (58,464)                (91,095)

                                                                        ---------               ----------
                                                                          (97,183)                455,602

                                                                        ---------               ----------

CAPITAL AND RESERVES

Called up share capital                                        16          2,220                    2,220
Share premium                                                  17        199,267                  199,267
Profit and loss account                                                 (146,235)                 397,716
Other reserves                                                 18       (152,435)                (140,071)

                                                                        ---------                ---------
Shareholders' funds                                                      (97,183)                 459,132

Minority interest                                              19              -                   (3,530)

                                                                        ---------                ---------
                                                                         (97,183)                 455,602

                                                                        ---------                ---------


The notes on pages 11 to 24 form part of these financial statements.

Mark Howell                             Paul Carroll
------------------------                ----------------------------
Director                                Director

1 May 1999
------------------------
Date

PREMIER COMPUTER GROUP LIMITED

COMPANY BALANCE SHEET AS AT 31 DECEMBER 1998


                                                              NOTE                  1998                    1997
                                                                                     IRL                     IRL
ASSETS EMPLOYED

FIXED ASSETS
Financial assets                                               10                100,490                 100,490

                                                                                --------                --------
CURRENT ASSETS
Debtors                                                        13                238,381                 238,381
Cash at bank                                                                       6,727                    6727

                                                                                --------                --------
                                                                                 245,108                 245,108

CREDITORS (amounts failing due
within one year)                                               14              (107,577)               (107,577)

                                                                                --------                --------
NET CURRENT ASSETS                                                               137,531                 137,531

                                                                                --------                --------
TOTAL ASSETS LESS CURRENT LIABILITIES                                            238,021                 238,021

                                                                                --------                --------
CAPITAL AND RESERVES
Called up share capital                                        16                  2,220                   2,220
Share premium                                                  17                199,267                 199,267
Capital redemption reserve fund                                18                 34,149                  34,149
Profit and loss account                                                            2,385                   2,385

                                                                                --------                --------
Shareholders Funds                                                               238,021                 238,021

                                                                                --------                --------

The notes on pages 11 to 24 form part of these financial statements.

Mark Howell

------------------------------------------
Director

Paul Carroll

------------------------------------------
Director

1 May 1999

------------------------------------------
Date

PREMIER COMPUTER GROUP LIMITED

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 1998

                                                                       NOTE        1998                1997
                                                                                    IRL                 IRL
NET CASH INFLOW FROM OPERATING ACTIVITIES                               25        496,077            378,044

                                                                               ------------         -----------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Interest paid                                                                     (16,946)           (30,255)
Interest received                                                                       -              7,484

                                                                               ------------         -----------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND                                  (16,946)           (22,771)
SERVICING OF FINANCE

                                                                               ------------         -----------


TAXATION
Corporation tax paid                                                               (8,667)              (763)

                                                                               ------------         -----------

CAPITAL EXPENDITURE
Purchase of tangible assets                                                      (292,828)           (15,198)
Sale of tangible assets                                                             5,038             36,770
Expenditure on intangible fixed assets                                                  -            (61,134)
Purchase of financial asset                                                             -           (149,585)

                                                                               ------------         -----------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE                                        (287,790)          (189,147)

                                                                               ------------         -----------
NET CASH INFLOW BEFORE FINANCING                                                  182,674            165,363

                                                                               ------------         -----------
FINANCING

Capital element of finance lease rental payments                                  26,772             (57,797)
Bank Loans                                                                       (36,448)            (81,277)
Redemption of Ordinary Share Capital                                                   -            (123,345)
Unsecured loan                                                                   (51,844)             50,000

                                                                               ------------         -----------
NET CASH OUTFLOW FROM FINANCING                                                  (61,520)           (212,419)

                                                                               ------------         -----------

INCREASE/(DECREASE) IN CASH                                         26           121,154             (47,056)

                                                                               ------------         -----------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     ACCOUNTING POLICIES

       a)     BASIS OF PREPARATION

              These financial statements have been prepared under the historical cost convention.

       b)     TURNOVER

              Turnover on systems sales are recognised when the systems are commissioned and the customers billed.

       c)     DEPRECIATION

              Depreciation is calculated to write off the cost of tangible assets over their expected useful lives at the following annual rates:

              Improvements to premises       20% straight line
              Fixtures and fittings          20% straight line
              Equipment                      20% straight line
              Software                       20% straight line
              Motor vehicles           20%-33.3% straight line

       d)     LEASED ASSETS

              Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership ("finance leases") to the company are capitalised. The capital element of the related rental obligations is included in creditors. The interest element of the rental obligations is charged to the profit and loss account so as to produce a constant periodic rate of charge. Rebates of rentals received on disposal of leased assets are treated as proceeds on disposal.

              All other leases are operating leases and the annual rentals are charged to the profit and loss account.

       e)     STOCKS

              Stocks are valued at the lower of cost and net realisable value.

              Cost comprises invoice cost exclusive of value added tax, together with freight and carriage costs incurred.

              Net realisable value comprises the actual or estimated selling price (net of trade discounts) less all further costs to be incurred in marketing, selling and distribution.

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       f)     FOREIGN CURRENCIES

              Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date and revenues, costs and nonmonetary assets at the exchange rates ruling at the dates of the transactions.

              Profits and losses arising from foreign currency translations and on settlement of amounts receivable and payable in foreign currency are dealt with through the profit and loss account.

       g)     PENSIONS

              Amounts paid to fund defined contribution schemes are charged to the profit and loss account as incurred.

       h)     SOFT,ARE RESEARCH AND DEVELOPMENT COSTS

              Research expenditure is written off to the profit and loss account in the year in which it is incurred. Development expenditure is written off in the same year unless the directors are satisfied as to the technical, commercial and financial viability of individual projects. In this situation, the expenditure is deferred and amortised over the period from which the company is expected to benefit.

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.     TURNOVER

       The turnover of the company for the period has been derived from its principle activity.


                                                                   1998
                                                                    IRL
       Republic of Ireland.                                    3,473,214
       United Kingdom.                                           302,535

                                                               ----------
                                                               3,775,749

                                                               ----------

3.     LOSS/PROFIT BEFORE TAXATION

       The Loss/profit before taxation has been arrived at after charging the following items;


                                                              1998                      1997
                                                               IRL                       IRL
      Auditors' remuneration                                   24,992                    7,808
      Depreciation                                            144,608                   99,691
      Amortisation of intangible assets                        83,019                   59,794
      Exceptional costs                                       349,585                   53,370

                                                             ---------                  --------

       Exceptional cost in the current year relate to provisions in respect of the group's financial asset IRL 149,585 (see note 10), IRL 100,000 regarding the recovery of monies advanced to a company related and controlled by former directors and IRL 100,000 covering the write off of obsolete stock

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       EMPLOYEES AND REMUNERATION

         The average number of persons (including directors) employed by the group during the financial year was 45 (1997: 39) and is analysed into the following categories;


                                                                         1998                   1997
                                                                          IRL                    IRL
         Sales                                                              6                      5
         Administration                                                     9                     10
         Technical                                                         30                     24

                                                                  -----------              ---------
                                                                           45                     39

                                                                  -----------              ---------

         Staff costs comprised:                                          1998                   1997
                                                                          IRL                    IRL
         Wages and salaries                                         1,113,821                858,311
         Social welfare costs                                          97,643                 90,751
         Pension costs                                                 25,468                 11,769

                                                                  -----------              ---------
                                                                    1,236,932                960,831

                                                                  -----------              ---------

5        DIRECTORS' EMOLUMENTS

                                                                     1998                    1997
                                                                      IRL                     IRL
         Remuneration and other emoluments                        225,064                 112,393
         Pension costs                                             14,829                  8,743)

                                                               ----------               ---------
                                                                  239,892                 121,136

                                                               ----------               ---------

6        INTEREST RECEIVABLE


                                                                     1998                    1997
                                                                      IRL                     IRL
         Interest received and receivable                              --                   7,484

                                                               ----------               ---------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.       INTEREST PAYABLE AND SIMILAR CHARGES

                                                                               1998       1997
         This interest was in respect of:                                       IRL        IRL
         Borrowings wholly repayable within five years
         - bank loan and overdraft                                           11,855     20,743
         - finance lease                                                      5,111      9,512

                                                                          ---------     -------
                                                                             16,967     30,255

                                                                          ---------     -------

8.       TAXATION

                                                                               1998       1997
                                                                               IRL         IRL
         Corporation tax principally at 10%                                     --        9,000
         Overprovision in prior year                                            --       (5,168)

                                                                          ---------     -------
                                                                                --        3,382

                                                                          ---------     -------

         No tax liability arises in the current year due to loss relief.

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.       TANGIBLE ASSETS

GROUP


                                            IMPROVEMENTS    FIXTURES     EQUIPMENT      SOFTWARE       MOTOR         TOTAL
                                             TO PREMISES          &                                  VEHICLES
                                                            FITTINGS
                                                    IRL          IRL           IRL           IRL          IRL           IRL
COST
At I January 1998                                 33,194      341,667       238,352       133,731       40,951       787,895
Additions                                           --          3,037       168,315        36,273       85,215       292,840
Disposals                                           --         (6,029)         --            --        (14,240)      (20,269)
Translation adjustments                             --         (9,627)       (3,034)         --         (1,349)      (14,010)

                                            ------------    ---------    ----------    ----------    ---------     ---------
AT 31 DECEMBER 1998                               33,194      329,048       403,633       170,004      110,577     1,046,456

                                            ------------    ---------    ----------    ----------    ---------     ---------
DEPRECIATION
At 1 January 1998                                 17,427      327,114       168,131       109,529       18,298       640,499
Charge for year                                    6,492          889        97,004        22,223       18,000       144,608
Disposals                                           --           --            --            --        (13,053)      (13,053)
Translation adjustments                             --         (9,207)       (3,045)         --           (599)      (12,851)

                                            ------------    ---------    ----------    ----------    ---------     ---------
At 31 December 1998                               23,919      318,796       262,090       131,752       22,646       759,203

                                            ------------    ---------    ----------    ----------    ---------     ---------
NET BOOK VALUE
AT 31 DECEMBER 1998                                9,275       10,252       141,543        38,252       87,931       287,253

                                            ------------    ---------    ----------    ----------    ---------     ---------
At 1 January 1998                                 15,767       14,553        70,221        24,202       22,653       147,396

                                            ------------    ---------    ----------    ----------    ---------     ---------

Tangible assets with a net book amount of IRL 102,051 (1997: IRL 47,014) are held by the group under finance leases. The depreciation charge on these assets amounts to IRL 38,459 (1997: IRL 21,032).

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10       FINANCIAL ASSETS


         GROUP                                                                          1998           1997
                                                                                         IRL            IRL

         Leasehold interest                                                                -        149,585
                                                                                     -------        -------
         The directors have decided to make a full provision against the value of this investment due to doubt over group's legal ownership of the lease hold interest.

         COMPANY

         Investment in subsidiaries (note 23)                                        100,490        100,490
                                                                                     -------        -------

11       INTANGIBLE ASSETS


         GROUP
                                                                                                 SOFTWARE
                                                                                                DEVELOPMENT
                                                                                                   COSTS

                                                                                                        IRL
         COST
         At 1 January 1998                                                                          362,689
         Translation adjustments                                                                     (3,128)

                                                                                                   --------
         AT 31 DECEMBER 1998                                                                        359,561

                                                                                                   --------
         DEPRECIATION
         At 1 January 1998                                                                          278,915
         Charge for year                                                                             83,019
         Translation adjustments                                                                     (2,373)

                                                                                                   --------
         At 31 December 1998                                                                        359,561

                                                                                                   --------

         NET BOOK AMOUNT                                                                                  -
         AT 31 DECEMBER 1998
                                                                                                   --------

         At 1 January 1998                                                                           83,774

                                                                                                   --------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.      STOCKS


                                                              1999                           1997
                                                               IRL                            IRL

          Goods for resale                                  58,875                        215,297
          Other stock                                            -                          5,570

                                                        ----------                      ---------
                                                            58,875                        220,867

                                                        ----------                      ---------

         In the opinion of the directors, the replacement cost of stock does not differ significantly from the figures shown above.

13       DEBTORS (amounts falling due within one year)

                                                              1998                           1997
         GROUP                                                 IRL                            IRL

         Trade debtors and prepayments                     996,587                        718,782

                                                        ----------                      ---------

         COMPANY                                              1998                           1997
                                                               IRL                            IRL

         Amounts due by subsidiary companies (note 15)     238,381                        238,381

                                                        ----------                      ---------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.      CREDITORS (amounts falling due within one year)


                                                                         1998                        1997
         GROUP                                                            IRL                         IRL
         Trade creditors                                              714,095                     360,908
         Bank overdraft                                                42,738                      95,129
         Corporation tax                                                  333                       9,000
         PAYE/PRSI                                                     56,115                      20,955
         VAT                                                           92,026                      53,698
         Accruals and deferred income                                 692,969                     353,207
         Obligations under finance leases                              60,672                      37,717
         Unsecured loan                                                     -                      50,000
         Secured loan                                                       -                       1,844

                                                                    ---------                   ---------
                                                                    1,658,948                     982,458

                                                                    ---------                   ---------

         The bank overdraft is secured by fixed and floating charges over the fixed assets of Techsonix Limited.

                                                                         1998                        1997
         COMPANY                                                          IRL                         IRL

         Amounts due to subsidiary companies                          107,577                      57,577

                                                                    ---------                    ---------

15.      CREDITORS (amount falling due after more than one year)

         GROUP

                                                                             1998                    1997
                                                                              IRL                     IRL

         Bank loan                                                              -                  36,448
         Finance leases - repayable within five years                      58,464                  54,647

                                                                        ---------               ---------
                                                                           58,464                  91,095

                                                                        ---------               ---------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.      SHARE CAPITAL


                                                                                      1998                  1997
                                                                                       IRL                   IRL
         AUTHORISED
         100,000 ordinary shares of IRL 1 each                                     100,000              100,000
                                                                                 ---------            ---------

         ALLOTTED, CALLED UP AND FULLY PAID

         Equity Shares
         2,220 ordinary shares of IRL 1 each                                         2,220                2,220
                                                                                 ---------            ---------

17.      SHARE PREMIUM

                                                                                      1998                 1997
                                                                                       IRL                  IRL
         At 31 December 1998 and 31 December 1997                                  199,267             199,267
                                                                                 ---------            ---------

18       OTHER RESERVES

                                                 GOODWILL     TRANSLATION        CAPITAL           TOTAL
                                                WRITE-OFF        RESERVES     REDEMPTION             IRL
                                                  RESERVE             IRL        RESERVE
                                                      IRL                            IRL
At 1 January 1998                                (175,885)          1,665         34,149       (140,071)
Translation differences arising
during the year                                          -          (399)             -            (399)
Goodwill on acquisition                           (11,965)              -             -         (11,965)
                                                ----------    -----------     ----------       ---------
AT 31 DECEMBER 1998                              (187,850)          1,266         34,149       (152,435)
                                                ----------    -----------     ----------       ---------

19      MINORITY INTEREST

                                                                                    1998            1997
                                                                                     IRL             IRL
At 1 January 1998                                                                (3,530)         (8,810)
Share of profit after taxation                                                   (4,644)           6,525
Foreign currency translation                                                         115         (1,245)
Acquisition of minority interest by holding company                              (8,059)
                                                                              ----------       ---------
At 31 December 1998                                                                    -         (3,530)
                                                                              ----------       ---------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.      FINANCIAL COMMITMENTS

         At 31 December 1998 the Group had annual commitments of IRL 5,076 (1997: IRL 5,076) under non-cancellable operating leases. These leases were due to expire in the following periods after 31 December:

                                                             1998                1997
                                                              IRL                 IRL
         Within one year                                    1,128               1,692
         Between two and five years                         2,256               3,384
                                                          -------             -------
                                                            3,384               5,076
                                                          -------             -------




21       CONTROLLING PARTY

         As from 23 December 1998 the company was controlled by Integrity Holdings Limited, a company incorporated in the U.S.A. and operating in Europe.

22       RELATED PARTY TRANSACTIONS

         The company has availed of the exemptions under FRS 8 (Related Party Disclosure) which allows non disclosure of transactions with other group companies.

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23       GROUP UNDERTAKINGS

         Premier Computer Group Limited had the following subsidiary undertakings at 31 December 1998:


          COMPANY                      %HELD     REGISTERED OFFICE      PRINCIPLE ACTIVITY
          INCORPORATED IN THE
          REPUBLIC OF IRELAND

          Premier Information Systems  100%      (a)                    Modification, sale and
          Ltd.                                                          support of computer
                                                                        systems and software
          Premier Software Ltd.        100%      (a)                    Manufacture and sale
                                                                        of software

          Progress Systems Ltd.        100%      (a)                    Manufacture, sale and
                                                                        support of computer
                                                                        systems and software
          Premier Services Ltd.        100%      (a)                    Dormant

          Premier Distribution Ltd.    100%      (a)                    Dormant

          COMPANY                      % HELD    REGISTERED OFFICE      PRINCIPLE ACTIVITY

          INCORPORATED IN THE UNITED

          KINGDOM

          Ravplot Ltd                  100%      (b)                    Investment holding
                                                                        company
          Techsonix Ltd                100%      (b)                    Supply of computer
                                                                        based cost and
                                                                        management
                                                                        information systems,
                                                                        together with
                                                                        associated training and
                                                                        support services to the
                                                                        construction industry

          (a) 13/16 Dame Street, Dublin 2, Ireland
          (b) 5 Ashted Lock, Dartmouth Middleway, Birmingham, B7 4AZ

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24       CAPITAL COMMITMENTS.

         The company does not have any capital commitments at 31 December 1998.

25. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES


                                                                                  1998              1997
                                                                                   IRL               IRL

Operating (loss)/profit                                                       (523,569)          133,346
Depreciation                                                                    144,608           99,691
Amortisation of intangible assets                                                83,019           59,794
Provision for loss on investment                                                149,585                -
Profit on sale of asset                                                           3,656                -
Translation adjustment                                                         (11,827)                -
Decrease/(increase) in stocks                                                   161,992         (29,218)
(Increase)/decrease in debtors                                                (277,805)           29,426
Increase in creditors                                                           766,418           85,005

                                                                             ----------       ----------
Net cash inflow/(outflow) from operating activities                             496,077          378,044

                                                                             ----------       ----------


26.      RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                                 1998               1997
                                                                                  IRL                IRL

Increase/(decrease) in cash in the year                                       121,154          (47,056)
Cash inflow from decrease in debt and lease finance                           121,251            40,277

                                                                             --------          --------
Change in debt resulting from cash flow                                       242,405           (6,779)
Effect of foreign exchange movements                                                            (5,860)
New finance leases                                                           (59,702)          (59,156)

                                                                             --------          --------
Movement in net debt in the year                                              182,703          (71,795)

Net debt at 1 January 1998                                                   (67,063)            93,053

                                                                             --------          --------
Net debt at 31 December 1998                                                  115,640            21,258

                                                                             --------          --------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27      ANALYSIS OF NET DEBT


                                     1/1/98            CASH FLOW       OTHER NON-CASH       31/12/98
                                        IRL                  IRL              CHANGES            IRL
                                                                                  IRL
Cash at bank                          208,751              68,763                   -         277,514
Bank overdrafts                      (95,129)              52,391                   -        (42,738)
Finance lease                        (92,394)              32,960             (59,702)      (119,136)
Loans                                (88,291)              88,291                   -               -

                                     --------             -------             --------       --------
                                     (67,063)             242,405             (59,702)        115,640

                                     --------             -------             --------       --------



28       APPROVAL OF FINANCIAL STATEMENTS

         The financial statements were approved by the board on 1 May 1999.

                                    EXHIBITS

EXHIBIT NO.       DESCRIPTION

2.1               Certificate of Amendment of Articles
                  of Incorporation of Birds Eye, Inc. Dated
                  August 7, 1998

2.2               Certificate of Amendment of Articles
                  of Incorporation of Culver City Studio
                  Records, Inc. Dated December 8, 1997

2.3               Articles of Incorporation of Culver City
                  Studio Records, Inc. Dated July 27, 1977

2.4               By-Laws of Culver City Studio Records, Inc.

6.1               Share Exchange Agreement Between
                  Jeremy S. Hall, The Wyse Group PLC
                  and Integrity Holdings, Ltd.

6.2               David Meyrick Billinge, Deirdre Jennifer
                  Swingler, John David Swingler and Integrity
                  Holdings Limited Share Sale Agreement
                  Dated October 1, 1998

6.3               Business Data Systems Limited - and -
                  information support limited - and -ISL
                  Software Solutions Limited Business
                  Exchange Agreement Dated December 2, 1998

6.4               Premier Computer Group Limited -and-
                  Integrity Holdings Limited Share Sale and
                  Purchase Agreement

6.5               Axon Veterinary Limited Progress Systems
                  Limited Information Support Limited Business
                  Sale & Purchase 26th March 1999

6.6               Sample of Integrity Holdings Ltd. Common
                  Stock Option Agreement

6.7               Statement of Particulars of Employment Under
                  Section 1 of the Employment Rights Act 1996 for
                  Paul Carroll

27                Financial Data Schedule